**FORM 6K**

**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

**For the month of May 12**

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 10, 2012

By:
**Name: Noella Lessard**
**Title: Executive Secretary**

Exhibit 1

**Technical Report and Recommendations – 2011 Drilling Program – Wabamisk Property, Québec – Virginia Mines Inc. – February 2012**

Prepared by: David Vachon, B.Sc., P. Geo., Services Techniques Geonordic Inc.

8 paper copies

Original Document

**000-29880**
**Commission File Number**

**ITEM 1 TITLE PAGE**

Form 43-101
Technical Report

# Technical Report and Recommendations
# 2011 Drilling Program
# Wabamisk Property, Québec

VIRGINIA MINES INC.

February 2012


Prepared by:

David Vachon, B.Sc., P. Geo
and
Jean-François Ouellette, B.Sc., P. Geo.

Services Techniques Géonordic Inc.

## ITEM 2 TABLE OF CONTENTS

## LIST OF TABLES, FIGURES, APPENDICES AND MAPS

## ITEM 3 SUMMARY


The Wabamisk project is located on the James Bay territory, in the Eastmain River area south of Opinaca Reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Québec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a 45 km gravel road provides access to the northern part of the Wabamisk property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 935 map-designated claims for 49077.99 hectares (490.8 $km^2$). These claims are 100% held by Virginia Mines Inc. ("Virginia").

The Wabamisk property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. In 2005, Virginia began a reconnaissance exploration program on the property. The geological works performed since then have led to the discovery of many gold and/or base metals showings in various lithological units. In summer 2007, the significant discovery of the Isabelle showing, **6.48 g/t Au / 3.0 m** and **4.20 g/t Au / 13.61 m** in channel samples, generated a new target area for gold exploration. In the fall of 2007, induced polarization (IP) surveys were conducted in the vicinity of the showing.

In the spring of 2008, two (2) drill holes tested the Isabelle showing and its possible southwest extensions. Hole WB-08-001 intersected the Isabelle showing at 35 metres depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0 m.** The 2009 exploration campaign led to the extension, by mechanical stripping, of the Isabelle showing. Channel samples returned several high-grade gold values (**22.97 g/t Au over 2 m, 17.86 g/t Au over 3 m** and **11.03 g/t Au over 3 m**) and one bonanza grade sample assayed **316 g/t Au over 1 m.**

Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of (at least) 3 phases of deformation.

Thirty (30) drill holes totalling 4214 m were drilled on the Isabelle showing and surrounding areas in 2010. Significant results include **2.02 g/t Au over 7 m, 2.75 g/t Au over 10 m** and **37.46 g/t Au over 5 m.**

Field exploration carried out by Virginia in 2010 uncovered several gold showings including **359.6 g/t Au** and **15.6 g/t Au** in grab sample. These new showings lies in the NE part of the property. Mechanical stripping on the Isabelle zone outcrop was extended to the north. The extension of the Isabelle shear was exposed and channel sampled. Significant results include **25.5 g/t Au over 1 m, 9.12 g/t Au over 1 m** and **2.88 g/t Au over 2 m.**

During winter of 2011, a six (6) drill holes campaign, totalling 1272 metres, was conducted on the Isabelle zone and surrounding area. The objective of the campaign was to test gold mineralization on the Isabelle zone at depth and along the south extension strike and to test regional induced polarization targets to the north. The Isabelle zone consists of shear hosted quartz veins in graywackes and feldspar-porphyry dykes. The gold-bearing quartz veins and veinlets are emplaced in feldspar-biotite graywakes and in feldspar-porphyry dykes and preferentially at the contact between these two units.

Three (3) holes were collared on the Anatacau Lake ice pad thickened during January and February 2011. These holes were drilled in order to test the extension of the Isabelle zone at depth and the possible extension at south. Holes WB-11-33 and WB-11-34 encountered favorable lithologies i.e.: wackes and feldspar-porphyry dykes, with few quartz veins and veinlets in sheared rock. Both holes also intersected atypical shear zones with quartz veinlets, bleaching and PO (CP) mineralization at about 120 and 130 m under the surface, but no significant gold values were obtained from these zones. We interpret these to be the vertical continuity of the Isabelle zone, dipping at approximately 65° to 70° towards the east, and to be weakly developped at such a depth. Significant results from the 2011 drilling campaign include **15.03 g/t Au over 1.0 m** in hole WB-11-33. This gold intercept is hosted in wackes containing garnet alteration and some quartz veinlets, typical from the Isabelle zone hangingwall.

Hole WB-11-35, testing the south extension strike, encountered mostly basalts and feldspar-porphyry intrusions. The sedimentary package (wackes) was only intersected over 5 metres. No quartz veins zone was observed either in the sediments, the feldspar-porphyry intrusions or in the basalts. This suggests that the sedimentary package, hosting the Isabelle zone, is no longer open to the south and should have been faulted as seen to the north. No significants gold values were obtained in hole WB-11-35.

Three (3) holes targeted regional geophysical targets in the area surrounding the Isabelle showing. Hole WB-11-36 targeted a moderately strong but little extensive IP anomaly located 1 km northwest of the Isabelle showing. This hole intersected only metasediments with little alteration, no mineralization and no feldspar-porphyry dykes or shear zones. The sediments (metawackes) appeared to be very similar to those from the Isabelle zone. No significant gold values were obtained from this hole and only anomalous gold value of **0.51 g/t Au over 1 m** was intersected from 21 to 22 m.

Holes WB-11-37 and WB-11-38 are both located 1.5 km north of the Isabelle showing. Both holes targeted strong and weak IP anomalies. These holes encountered metabasalts, feldspar-porphyry dykes and meta-graywackes. Holes intersected some strongly foliated passages and shear zones with sericite, few quartz veins and few sulphides, but none of them look similar to the Isabelle zone. No significant gold values were encountered in both holes.

Drilling have revealed that the Isabelle gold zone is closed towards the north and the south and that the vertical extension of the shear zone was weakly developped and almost bare of gold mineralization at depth. Therefore, for now, no more drilling is recommended to test its vertical continuity. However, the hangingwall of the zone did reveal to contain mineralization with interesting gold value (**15.03 g/t Au / 1.0 m**) in hole WB-11-33. This gold intercept is hosted in wackes containing garnet alteration and some quartz veinlets with visible gold. It is therefore probable that the Isabelle hangingwall is the host to more gold bearing quartz veins.

Follow-up drilling of the Isabelle hangingwall zone is recommended to investigate the lateral and depth extensions. As the mineralized zone is closed to the border between the Wabamisk and Anatacau properties, future drilling program should be planned conjointly on the two projects. The new drill holes will need to be collared on Anatacau Lake.

The area to the north and west of the Isabelle zone remains prospective for shear hosted gold mineralization but exploration efforts are hampered by lack of rock outcrops. The area is swampy and therefore till sampling is impossible. Subsequent work in the area should include mechanical stripping or diamond drilling to test other IP anomalies that remain unexplained. Future field work should also consider the results of the summer 2011 soil sampling survey (SGH and *Aqua Regia* analysis) to define other targets of interest in the Isabelle area.

## ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report is prepared for Virginia Mines Inc. and it describes the 2011 drilling campaign on the Wabamisk property, Lower Eastmain River greenstone belt in the James Bay region of Québec.

The purpose of the report is to present the status of current geological information generated from Virginia's 2011 exploration program on the Wabamisk property and to provide recommendations for future work.

The technical data relating to exploration on the property is provided by Virginia Mines Inc's database or from the governmental "sigeom" database which is public information accessible from the *Ministère des Ressources naturelles et de la Faune* website.

This report provides technical geological data relevant to Virginia Mines Inc.'s Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Jean-François Ouellette, Bachelor in Geology, is President of Services Techniques Géonordic Inc. and the qualified person for the Wabamisk project. Mr. Ouellette has been involved in the project since 2005 and has spent several days per year on the property since that date. During the period covered by this report, Mr. Ouellette did supervise field work from the office in Rouyn-Noranda.

Co-author David Vachon, Bachelor in Geology, is a Project Geologist with Services Techniques Géonordic Inc. since 2012. He was also employed as a geologist-in-training from 2008 to 2011. He has been involved in the project since 2007 and he supervised the drilling work performed on the Wabamisk property in winter 2011. Mr. Vachon has spent a minimum of 20 days on the property for the period covered by this report.

## ITEM 5 RELIANCE ON EXPERTS

This section is not applicable to this report.

## ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area 30 km southwest of Opinaca Reservoir. The property is 290 kilometres north of the town of Matagami and 60 km northwest of the Cree community of Nemaska in Québec, Canada (Figure 1).

| | |
|---|---|
| Latitude: | 52°00' to 52°20' North |
| Longitude: | 76°26' to 77°00' West |
| NTS: | 33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake) |
| UTM zone: | 18 (NAD27), 363646 E to 402039 E ; 5762436 N to 5801404 N |

A block of 72 map-desiganted claims totalling 3787.83 hectares and another block of 69 map-designated claims totalling 3487.77 hectares were added to the Wabamisk property in 2011. The 69-claims block (formerly known as the Lac H property) was 100% acquired from SOQUEM Inc. and Ressources D'Arianne Inc. The Wabamisk property now totals 935 map-designated claims for 49077.99 hectares (490.8 $km^2$).

The obligations that must be met to retain the property and the expiration date of the claims are listed in Appendix 1: Claims list.

These claims are 100% held by Virginia Mines Inc. The property is not subject to any other royalties, back-in rights or other encumbrances and there are no known environmental liabilities.

## ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 60 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway. Two (2) high-voltage (735 kV) power lines run along the eastern edge of the property and a low-voltage (69 kV) power line traverses the property, south of the Eastmain River, with an E-W trend.

The property is accessible by road on its northern part and by helicopter for the southern part. Camp access is made by the paved James Bay Highway to kilometre 395, then along 45 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake. Hydro Quebec's Opinaca airport lies on the property, 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of northwestern Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, swamps and sparse to medium density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from mid-October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

## ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Wabamisk and Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Wabamisk and Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the area of properties. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000). Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.63 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

In 2005, IAMGOLD-Québec Management Inc. Conducted prospecting work and mandated consulting firms to perform several types of work on the Anatacau project (Caron, 2006). MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals. A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted by Aeroquest Ltd. A lake-bottom sediment sampling program and a till sampling survey were also conducted on the property. During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program, Beep-Mat traverses and till sampling were carried out (Caron, 2007). Their work yielded grades of 0.19 to 3.01 g/t Au in silicified and deformed basalt or gabbro. Also ankeritised basalt associated with geophysical anomaly graded 6.13% Zn.

Also in 2006, exploration work began by Arianne Resources Inc., in an area east of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Wabamisk property is provided in Table 1.

On the Wabamisk property, Virginia Mines Inc. conducted a first geological reconnaissance program in summer 2005 (Frapier-Rivard, D. and Ouellette, J-F., 2005). This first phase consisted of geological mapping and rock sampling. A total of 631 outcrops were described and 685 samples were collected and analyzed for gold and base metals. Several grab samples yielded more than 1.00 g/t Au up to 4.05 g/t Au. During 2006, Virginia Mines Inc. conducted further exploration on the Wabamisk project (Cayer, A., Ouellette, J.F., 2007). An airborne magnetic (997 km) and radiometric (K, U, Th, 550 km) surveys were conducted. In the summer, a new geological reconnaissance program (897 samples), geochemical survey (1480 samples) and ground follow-up work were done on most promising sectors. Results were very encouraging with 19 samples returning more than 1.0 g/t Au (up to 6.27 g/t Au), 10 samples more than 8.0 g/t Ag (up to 52.6 g/t Ag) and 33 samples assayed more than 0.1% Cu (up to 1.36% Cu / 1.0 m). All these showings are located in the northern part of the Wabamisk property.

In 2007 field crews from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample: **2.61 g/t Au**). The latter is located 100 metres from the western limit of the Anatacau property in the Wabamisk property. While at about the same time another field crew from Virginia uncovered the Franto showing (grab sample: **8.23 g/t Au**) which lies in the center of the Anatacau property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of **4.82 g/t Au / 4.0 m** (TR-AN-07-001) and the Isabelle showing graded **6.48 g/t Au / 3.0 m** and **4.20 g/t Au / 13.61 m** (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008a, 2008b). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

In the spring of 2008, two (2) drill holes totalling 240 metres tested the Isabelle showing and its possible southwest extensions. Drill hole WB-08-001 intersected the Isabelle showing at 35 metres depth and it returned **1.33 g/t Au / 19.0 m,** including **4.92 g/t Au / 3.0 m.** It showed the same lithological unit (altered graywacke) and mineralization as observed at the surface. The second drill hole (WB-08-002) was done 180 m southwest of the first one. The target was an IP anomaly possibly corresponding to the extension of the showing. The IP anomaly is explained but the drill hole had not intersected the expected graywacke unit hosting the Isabelle showing. The lithological characteristics of the drill hole suggest that it has overshot the contact between sedimentary rocks and basalts. In conclusion for the 2008 drilling campaign, only one of the two drill holes has investigated the Isabelle showing and intersected gold mineralization (Cayer and Oswald, 2009). The extensions of the showing are open in both direction and at depth. Drill holes targeting the lithological contact between wacke and basalt have to be planned for a future drilling campaign.

Fieldwork was conducted on the Wabamisk property in the summer of 2008, to investigate IP anomalies defined in the 2007 survey and to perform reconnaissance work in off-grid areas with anomalous outcrops and till values. As a result, two (2) anomalous areas were defined on the Isabelle grid, and one off-grid. Target areas on the Isabelle grid are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 4.2 g/t Ag and 0.81% Cu. One sample with 179 ppb Au is located in a wacke, 250 metres west of the Isabelle showing. It has many similar characteristics to the showing and may represent a new target for gold mineralization. In off-grid areas, the center of the property, near OA-11 dyke, is characterized by outcrops grading up to **2.95 g/t Au** and **0.79 g/t Au / 1 m**, in sedimentary rocks.

The 2009 exploration campaign led to the extension, by mechanical stripping, of the Isabelle showing to a surface of 65 m by approximately 40 m. Channel samples returned several high-grade gold values (**22.97 g/t Au over 2 m, 17.86 g/t Au over 3 m** and **11.03 g/t Au over 3 m)** and one bonanza grade sample assayed **316 g/t Au over 1 m**. Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of 3 phases of deformation (Poitras, 2010).

In 2010 the Isabelle grid was enlarged 3.4 km towards the SW and 2.4km towards the NW. A 138 km ground magnetic survey and a 108 km induced polarization were completed.

Thirty (30) drill holes totalling 4214 m were drilled on the Isabelle showing and surrounding areas in 2010. Significant results include **2.02 g/t Au over 7 m** in hole WB-10-03, **2.75 g/t Au over 10 m** in hole WB-10-04 and **37.46 g/t Au over 5 m** in hole WB-10-12 (Poitras, 2011).

Field exploration carried out by Virginia in 2010 uncovered several gold showings including **359.6 g/t Au** in grab sample #224194 and **15.6 g/t Au** in grab sample #220865. These new showings lies in the NE part of the property. The entire enlarged Isabelle grid was prospected thoroughly with Beep-Mat, but field work did not uncover new gold showing. Mechanical stripping on the Isabelle showing outcrop was extended a further 25 metres towards the north. The extension of the Isabelle shear was exposed and channel sampled. Significant results include **25.5 g/t Au over 1 m, 9.12 g/t Au over 1 m** and **2.88 g/t Au over 2 m** (Poitras, 2011).

Fifty-two (52) tills were collected on the Wabamisk property in 2010. All till samples were analyzed for gold-grain counts, ICP 31 element analysis on heavy mineral concentrates and 13 till samples were also analyzed for kimberlite indicator minerals. No significant results were obtained.

**Table 1: Summary of mineral showings discovered in the Wabamisk property area.**

| Showing | NTS | Position | Company and date | Mineralization | Best results |
|---|---|---|---|---|---|
| **Anatacau** (Au) | 33C/02 | 2.5 km South of Wabamisk | Virginia Gold Mines Inc. (1996) | Quartz veins + 10% AS-PY in a deformed felsic tuff | Grab sample:<br>**1.56 g/t Au** |
| **Franto** (Au) | 33C/02 | 6.5 km South of Wabamisk | Virginia Mines Inc. (2007) | Deformed basalt + Quartz veins +QFP & mafic dykes+20% PY>PO, AS<50%, visible gold, CC+, TL, CL+. | Grab sample : **8.23 g/t Au**<br>Channel : **4.82 g/t Au / 4.0 m; 1.24 g/t Au / 4.0 m and 9.19 g/t Au / 1.0m**<br>Drill hole : **NSV** |

| | | | | | |
|---|---|---|---|---|---|
| **Contact Zone** (Au±Zn± As±Cu) | 33C/01 | 0.5 km East of Wabamisk | Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006) | Quartz-tourmaline veins + PY and visible gold | Grab sample: **43.75 g/t Au** Channel: **1.1 g/t Au / 8.0 m** Drill hole: **4.7 g/t Au / 3.1 m** |
| **Chino Zone** (Au±Ag) | 33C/01 | 1.5 km East of Wabamisk | Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006) | Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO | Channel: **4.9 g/t Au / 3.0 m; 5.81 g/t Au / 9.0 m; 7.94 g/t Au / 4.0 m** Drill hole: **15.58 g/t Au / 5.4 m** |
| **Lac Renard** (Au±As) | 33C/01 | 0.5 km East of Wabamisk | Virginia Gold Mines Inc. (1997) | Deformed basalt + quartz veins + 2-4% AS ± CP ± PY | Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Au and 2.67 g/t Au** |
| **Showing** | **NTS** | **Position** | **Company and date** | **Mineralization** | **Best results** |
| **Cyr Zone** (Au±Zn± Pb±Ag) | 33C/02 | Within the NE part of Wabamisk | James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996) | Quartz veins + PY-SP-GL in deformed tonalite | Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m** |
| **Bear Island** (Cu-Au) | 33C/02 | 1.5 km East of Wabamisk | James Bay Mining Corp. (1964) Eastmain Resources Inc. (1996) | Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff | Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m** |
| **Reservoir Deposit** (Au-Cu) | 33C/07 | 4.0 km NE of Wabamisk | Eastmain Resources Inc. (1996) | PO-CP stockwerk in altered mafic lavas and FP porphyry dykes | Infered resources : **300 000 oz Au** and **13.6 kt Cu.** |
| **QET Zone** (Au-Cu-Ag) | 33C/01 | 4.0 km NE of Wabamisk | Eastmain Resources Inc. (1997) | Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite | Channel: **1.05 g/t Au** and **0.21% Cu / 2.0 m** |
| | | | | Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive | Channel: **8.02 g/t Au / 2.0 m; 1.8 g/t Ag** and **9600 ppm Cu / 1.0 m** |

## ITEM 9 GEOLOGICAL SETTING

### 9.1. Regional Geology

The Wabamisk project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological sub provinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica sub provinces. These sub provinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the Archean La Grande Sub province (Figure 3).

The La Grande Sub province is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Sub province to the west, forming a large crescent. However, contacts with the Nemiscau and Opinaca sub provinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Sub province comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesite.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesite, rhyolite and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, wackes and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Sub province.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Sub province (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Wabamisk property is generally the upper amphibolite facies and locally the greenschist facies.

### 9.2. Local Geology

Mapping conducted from 2006 to 2010 greatly improved our understanding of the various mineral occurrences observed on the Wabamisk project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes. The Kapiwak pluton was observed in rocks of the Auclair Formation in the western part of the property. Our mapping generally stops when arriving to the pluton.

The Wabamisk Formation is at the north contact with the Auclair Formation. This formation is characterised by mafic lavas, intermediate to felsic tuff and sedimentary package from conglomerate to arkose. New outcrops from our mapping of previous campaign have modified some lithological contact from the MRNQ mapping and sedimentary unit are probably more important than previously reported. The metamorphic grade of the formation is generally mid- to upper-amphibolite but locally upper greenschist facies.

The Kawachusi pluton is present at the north contact of the Wabamisk formation and it marks the north limit of the property.

## ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in graywackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are a secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar-porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones. For both deposit types our exploration is heavily dependent on foot traverses, grab and boulder sampling and outcrop descriptions. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detailed mapping and, eventually, drilling.

## ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and *al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatite.

Mineralization is widespread on the Wabamisk property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasediments, in the north-central part of the property. Very high arsenopyrite contents are occasionally observed in mafic lavas and tuffs, associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasediments cross-cut by quartz veins and veinlets.

The Isabelle zone is the most significant mineralization discovered by Virginia Mines since acquiring the Wabamisk claims. The showing consists of a series of parallel, steeply dipping, N-S striking laminated fault-fill quartz veins in a fine to coarse-grained graywacke. The gold-bearing veins are contained in an envelope that is 10-20 m thick and has been exposed at surface over a strike length of 80 m (Poitras, 2010).

Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization and visible gold is commonly observed. The graywacke is cross-cut by syn-deformation and syn-mineralization feldspar-porphyry dykes (up to 4 m thick). Some of the best gold grades occur in quartz veins cross cutting the feldspar-porphyry. The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the East. Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault dynamic. This faulting event has also created folds with horizontal fold hinges. The veins have subsequently been folded to create tight folds with vertical fold hinges. These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks (Poitras, 2010). Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hangingwall of the steeply East-dipping zone.

## ITEM 12 EXPLORATION

The 2011 winter exploration campaign included a six (6) hole, 1272 m, drilling campaign. The drilling campaign will be described in Section 13.

## ITEM 13 DRILLING

A six (6) hole, 1272 m drilling campaign was conducted on the Isabelle zone and surrounding area. Drilling was performed by Forages G4 of Val-d'Or, Québec and supervised by Services Techniques Géonordic of Rouyn-Noranda in March and April of 2011. All holes have an NQ core diametre.

The objective of the campaign was to test gold mineralization on the Isabelle zone at depth and along the south extension strike and to test regional induced polarization targets. A list of drill holes locations and gold intercepts are available in Table 2.

The Isabelle zone consists of shear hosted quartz veins in graywackes and feldspar-porphyry dykes. The sedimentary package in the area strikes north to northeast and dips 65-70 degrees to the East. It is approximately 100 m thick in an East-West direction. The western, sheared, contact of the sediments is with foliated metabasalts while the eastern contact is intrusive against undeformed tonalite. Towards the north the sedimentary package is faulted against metabasalts. The feldspar-porphyry dykes crosscut the metabasalts and the sediments but are not found in the tonalite. The gold-bearing quartz veins and veinlets are emplaced in feldspar-biotite graywakes and in feldspar-porphyry dykes and preferentially at the contact between these two units. The veins occur along or parallel to faults (highly schistose rock) and the veins often contain fragments of host rock (septum). Sulphide mineralization in the gold-bearing zones consists of 1-3% pyrrhotite and trace amounts of pyrite and chalcopyrite. Alteration minerals in the wall rock are 10-25% biotite (sometimes altered to chlorite) and feldspar (plagioclase and microcline) whereas the quartz veins contain up to 30% plagioclase and accessory muscovite (<2%) and biotite (<2%).

Drill holes were oriented to traverse the veins perpendicular to their strike and dip, therefore holes with dips of -50° are near perpendicular to the gold zone and gold intercepts represent true widths. The drills were backed away from the surface showing and from the holes performed in 2010, onto the ice of Anatacau Lake, in order to continue testing the zone at depth. Due to the warm temperature during the winter of 2010, the ice on Anatacau Lake was never thickened enough to bear the weight of the drill and auxiliary equipment, so the Isabelle zone was not tested at a great depth. During winter 2011, much colder conditions permited us to get a large ice pad (200 x 300 m) on Anatacau Lake, in order to test the gold bearing zone at depth and to the South (see Map 1).

Three (3) holes were collared on the Anatacau Lake ice pad thickened during January and February 2011. These holes were drilled towards an azimuth of 290° with a dip of -50° in order to test the extension of the Isabelle zone at depth and the possible extension at south. Towards the north, the sedimentary package is faulted against metabasalts. The last holes to encounter favourable lithology, alterations and mineralization towards the north, were holes WB-10-07 and WB-10-25, while the last hole to intercept the sedimentary package was WB-10-09, all of them drilled during the 2010 campaign. Towards the south, the last holes to encounter favourable lithology, alterations and mineralization were WB-10-11 and WB-10-12, while the last hole to intercept the sedimentary package was WB-10-28 which was collared about 70 metres south of WB-10-11 and WB-10-12. In reference to these holes, the sedimentary package is, at least, 250 metres long and the gold mineralized shear hosted quartz veins has an N-NNE general trend intercepted over a distance of about 200 metres. Gold mineralization within these veins is very erratic. This is probably due to the nugget effect of free gold in the shear zone. All of the gold intercepts from 2010 contained visible gold.

Hole WB-11-33 was collared on Anatacau Lake 140 metres behind hole WB-10-06 in order to test the north of the Isabelle zone at depth of 130 metres (see Section S0250N). This hole encountered favorable lithologies i.e.: wackes and feldspar-porphyry dykes, with few quartz veins and veinlets in sheared rock. Gold mineralization was intersected at a depth of 77 m **(15.03 g/t Au over 1.0 m (true width = 1.0 m))** in wackes containing garnet alteration and some quartz veinlets, typical from the Isabelle zone hangingwall. Visible gold has been observed in this small interval during core logging. Deeper downhole, an atypical shear zone with quartz veinlets, bleaching and PO (CP) mineralization was intersected from 150 to 160 m, but no gold values were obtained from this zone. We interpret this atypical shear zone to be the vertical continuity of the Isabelle zone, dipping at approximately 65° to 70° towards the east, and to be weakly developped at such a depth.

Hole WB-11-34 was collared about 150 metres south of WB-11-33 and 170 metres behind hole WB-10-15, in order to test the center of the Isabelle zone at a vertical depth of 120 metres (see Section S0100N). This hole also encountered favorable lithologies i.e.: wackes and feldspar-porphyry dykes, with few quartz veins and veinlets in sheared rock. An atypical shear zone with few quartz veinlets, bleaching and 1-5% PY-PO mineralization was intersected from 141 to 144 m, but no gold values were obtained from that zone. We interpret this atypical shear zone to be the vertical continuity of the Isabelle zone and to be, again, weakly developped at such a depth.

Hole WB-11-35 was drilled 93 metres SSW from WB-11-34, in order to test the south extension of the Isabelle zone. This hole was also collared about 80 metres south from the southernmost hole of the 2010 campaign (WB-10-28) which tested the south of the Isabelle zone. This hole only intersected the sedimentary package (wacke) over 5 metres and no quartz veins zone was observed neither in the sediments nor in the feldspar-porphyry intrusions. The sediment shred contained in basalt is interpreted to be the same type as the one containing the Isabelle zone. It is also probable that this thin band of sediments has been faulted with the entire Isabelle zone, so it would be the tail of the sediments package intersected in previous holes. This hole was sampled almost throughout, but no significant gold values were obtained. Anomalous gold values of 182 ppb over 5 m were intersected from 133.0 to 138.0 metres and they are associated to two (2) separeted quartz veins of about 10 cm of thickness. These veins are injected at or near the contact between the feldspar-porphyry dykes and the basalts.

Three (3) holes targeted regional geophysical targets in the area surrounding the Isabelle zone. Hole WB-11-36 (Az 310°) targeted a moderately strong but little extensive IP anomaly located 1 km northwest of the Isabelle zone. This hole intersected only metasediments with little alteration, no mineralization and no feldspar-porphyry dykes or shear. The sediments (metawackes) appeared to be very similar to those from the Isabelle zone. Actually, they could be from the same sedimentary package, but they are more homogeneous and slightly more metamorphosed. The IP anomaly has not been clearly explained in this hole and only trace amounts to 1% of pyrrhotite have been observed. We interpret the IP anomaly to be associated to these sulphides mineralization. Also, no shear zone or faults with significant alteration were described. No significant gold values were obtained from this hole and only anomalous gold value of **0.51 g/t Au over 1 m** was intersected from 21 to 22 m.

Holes WB-11-37 (Az 310°) and WB-11-38 (Az 310°) are both located 1.5 km north of the Isabelle zone. Both holes targeted strong and weak IP anomalies closely separeted from each others. These holes encountered metabasalts, feldspar-porphyry dykes and meta-graywackes (with local lenses of conglomerates). Holes intersected some strongly foliated passages and shear zones with sericite, few quartz veins and few sulphides, but none of them look similar to the Isabelle zone. The IP anomalies are explained by disseminated pyrite and pyrrhotite in faulted and altered rock. No significant gold values were encountered in both holes.

2010 field work further north of the Isabelle zone identified several E-W striking faults, which crosscut all previous structures. Although this type of fault was not identified on the Isabelle outcrop, drill holes 20 m north of the outcrop did not encounter the Isabelle host rock (graywacke) but rather basalts. It is therefore assumed that the Isabelle host rock and shear zone are faulted by a similarly oriented fault and that the continuation of the package is either to the east and maybe digested by the tonalite intrusion or else has been faulted upwards and is now eroded. In either case field observations indicate that the Isabelle zone is closed towards the north (Poitras, 2011). Towards the south, in hole WB-11-35, we did not encounter the Isabelle host rock (graywacke) but rather basalts and feldspar porphyry dykes, as seen west of the Isabelle zone in drilled holes and outcrops. It is therefore strongly suggested that the Isabelle host rock and shear zone are faulted by a similarly oriented fault (as seen at north) and that the continuation of the package is either to the east, and digested by the tonalite intrusion or else has been faulted upwards and is now eroded. In either case, field observations indicate that the Isabelle zone is now closed towards the south. Drilled holes which tested the vertical continuity of the Isabelle zone did not encounter significant gold values and intense quartz veining, as the typical Isabelle shear zone does. They certainly encountered what could be interpreted to be the vertical extension of the shear zone, although these faulted and veining zones were weakly developped and were almost bare of gold at this depth.

**Table 2: Drill holes data and gold intercepts.**

| Hole ID | Target | Collar location (UTM Nad 27) Zone 18 | Az/Dip/Length | Au Intercepts (TW=true width) |
|---|---|---|---|---|
| WB-11-33 | Isabelle zone | 379585 mE, 5772626 mN | 290°/-50°/213 m | **77.0 to 78.0 m – 15.03 g/t Au / 1 m (TW = 1.0 m)** |
| WB-11-34 | Isabelle zone | 379603 mE, 5772473 mN | 290°/-50°/315 m | NSV |
| WB-11-35 | Isabelle zone | 379536 mE, 5772399 mN | 290°/-50°/201 m | NSV |
| WB-11-36 | Regional IP target | 378748 mE, 5773505 mN | 310°/-50°/150 m | **21.0 to 22.0 m - 0.51 g/t Au / 1 m** |
| WB-11-37 | Regional IP target | 379560 mE, 5774116 mN | 310°/-50°/198 m | NSV |
| WB-11-38 | Regional IP target | 379414 mE, 5774245 mN | 310°/-50°/195 m | NSV |

## ITEM 14 SAMPLING METHOD AND APPROACH

Drill core was described and sampled at the Wabamisk base camp under the supervision of Services Techniques Géonordic. All half-split core samples are also stored at the Wabamisk camp. The entire core drilled in 2011 was split or sawed in half and sampled for gold by fire-assay at 1 m intervals. Sulphide mineralized and altered samples, suspected of containing gold mineralization, were sawed and all other sections of core were split using a hydraulic core-splitter. On rare occasions where recuperation was poor, samples contained up to 3 m of drill core.

All samples found to contain visible gold were also analysed for gold using metallic sieve assaying in order to compensate for any "nugget effect" caused by the coarse gold.

## ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Drill core samples were delivered from the worksite to the Wabamisk camp by the drilling contractor, Forages G4 and afterwards processed by Services Techniques Géonordic.

Samples of every type were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec. Lab Expert is accredited ISO 9001:2000 by QMI Management Systems Registration.

All samples were initially stored at the Wabamisk the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Géonordic to Laboratoire Expert's sample preparation facility in Rouyn-Noranda. Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

### 15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The

sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.
Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

### 15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

### 15.3. Metallic sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

### 15.4. Multi-Elements (from www.actlabs.com : Code 1E1 – *Aqua Regia* - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml $H_2O$, 0.6 ml concentrated $HNO_3$ and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

**Table 3: Code 1E1 Elements and Detection Limits (ppm)**

| Element | Detection Limit | Upper Limit | Element | Detection Limit | Upper Limit |
|---|---|---|---|---|---|
| Ag* | 0.2 | 100 | Mo* | 2 | 10,000 |
| Al* | 0.01% | | Na* | 0.01% | |
| As* | 10 | | Ni* | 1 | 10,000 |
| Ba* | 1 | | P* | 0.00% | |
| Be* | 1 | | Pb* | 2 | 5,000 |
| Bi | 10 | | S* | 100 | |
| Ca* | 0.01% | | Sb* | 10 | |
| Cd | 0.5 | 2,000 | Sc* | 1 | |
| Co* | 1 | | Sn* | 10 | |
| Cr* | 2 | | Ti* | 0.01% | |
| Cu | 1 | 10,000 | V* | 1 | |
| Fe* | 0.01% | | W* | 10 | |
| K* | 0.01% | | Y* | 1 | |
| Mg* | 0.01% | | Zn* | 1 | 10,000 |
| Mn* | 2 | 10,000 | Zr* | 1 | |

Note: * Element may only be partially extracted.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

## ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay. As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 4.

The exploration work conducted by Virginia Mines Inc was carried out using a quality assurance and quality control program according to industry standards for early stage exploration projects. Standard procedures are used in all aspects of sampling and data acquisition.

During 2011, Virginia Mines Inc did not implement specific analytical quality control measures to monitor the assay results delivered by Lab Expert, such a third party verification of pulps. Virginia relied on the laboratory internal analytical quality control measures to monitor the reliability of assay results delivered by Lab Expert.

In every shipment some standard and blank samples were introduced. The standards used were purchased at “Rocklabs”. Blank samples consist of crushed (3/4") calcite and silica commonly referred to as “marble aggregate” in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 4 list all the standard and blank samples used in 2011 drilling campaign.

**Table 4: Standard and blank samples of the 2011 drilling campaign.**

| Sample | Au g/t | Rocklabs grade | Type |
|---|---|---|---|
| 225549 | 0.003 | < 0.003 | Blank |
| 225550 | 17.83 | 18.14 (+/- 0.15) | Standard (SP37) |
| 225599 | 0.003 | < 0.003 | Blank |
| 225600 | 0.89 | 0.848 (+/- 0.10) | Standard (SF45) |
| 225649 | 0.003 | < 0.003 | Blank |
| 225650 | 1.78 | 1.78 (+/- 0.011) | Standard (Si54) |
| 225699 | 0.003 | < 0.003 | Blank |
| 225700 | 5.93 | 5.867 (+/- 0.066) | Standard (SL46) |
| 225749 | 0.003 | < 0.003 | Blank |
| 225750 | 0.86 | 0.848 (+/- 0.10) | Standard (SF45) |
| 225799 | 0.003 | < 0.003 | Blank |
| 225800 | 17.76 | 18.14 (+/- 0.15) | Standard (SP37) |
| 225849 | 0.003 | < 0.003 | Blank |
| 225850 | 1.88 | 1.78 (+/- 0.011) | Standard (Si54) |
| 225899 | 0.003 | < 0.003 | Blank |
| 225900 | 6.00 | 5.867 (+/- 0.066) | Standard (SL46) |
| 225949 | 0.003 | < 0.003 | Blank |
| 225950 | 5.76 | 5.867 (+/- 0.066) | Standard (SL46) |
| 225999 | 0.003 | < 0.003 | Blank |
| 226000 | 1.82 | 1.78 (+/- 0.011) | Standard (Si54) |
| 226049 | 0.003 | < 0.003 | Blank |
| 226050 | 5.93 | 5.867 (+/- 0.066) | Standard (SL46) |
| 226099 | 0.003 | < 0.003 | Blank |
| 226100 | 17.97 | 18.14 (+/- 0.15) | Standard (SP37) |
| 226149 | 0.003 | < 0.003 | Blank |
| 226150 | 6.00 | 5.867 (+/- 0.066) | Standard (SL46) |
| 226199 | 0.003 | < 0.003 | Blank |
| 226200 | 0.86 | 0.848 (+/- 0.10) | Standard (SF45) |
| 226326 | 0.003 | < 0.003 | Blank |
| 226327 | 0.89 | 0.848 (+/- 0.10) | Standard (SF45) |
| 226399 | 0.003 | < 0.003 | Blank |
| 226400 | 5.86 | 5.867 (+/- 0.066) | Standard (SL46) |
| 226500 | 0.003 | < 0.003 | Blank |
| 226599 | 0.003 | < 0.003 | Blank |
| 226600 | 5.97 | 5.867 (+/- 0.066) | Standard (SL46) |
| 226618 | 0.003 | < 0.003 | Blank |
| 226619 | 0.86 | 0.848 (+/- 0.10) | Standard (SF45) |

## ITEM 17 ADJACENT PROPERTIES

The Wabamisk property is adjacent to the north, northeast and west of the Anatacau property. The Anatacau claims, 207 map-designated claims, totalling 10 952.03 hectares (109.52 $km^2$), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia. In 2007, Virginia continued geological reconnaissance work undertaken by IAMGOLD (Cambior). This work led to the discovery of the Franto showing, which graded **8.23 g/t Au** and **4.82 g/t Au / 4.0 m** in channel.

In the spring of 2008, four (4) drill holes totalling 670.6 metres tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are relatively low however.

The Opinaca and Lac H properties are adjacent to the east of the Wabamisk property. These projects were, in 2011, bought by Virginia from Ressources D'Arianne Inc. and SOQUEM Inc. These properties contain several gold showings, including the Contact Zone, the Chino Zone, the Isabelle Zone, the Bull Zone and the Lac Renard showing.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings. The Bear Island showing contains gold (up to **86 g/t Au**) in biotite schist contained in an ENE-WSW trending fault zone. The host rock is felsic tuffs with strong actinolite and biotite alteration (Gauthier, Larocque, 1998). The Reservoir copper-gold mineralization is associated with strong biotite and actinolite alteration and minor carbonate alteration in basalts and porphyry dykes. Biotite schists are also observed in fault zones (Gauthier, Larocque, 1998).

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property, but no significant gold or base metals mineralizations have been reported. Ressources Sirios (south), Dianor (west) and Gene Leong (northwest) also have properties adjacent to the Wabamisk property where no significant mineralizations have been reported.

## ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

## ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

## ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

## ITEM 21 INTERPRETATION AND CONCLUSIONS

Drilling of the Isabelle zone has revealed a classic shear hosted quartz veins gold mineralization system. This type of deposit (orogenic, shear hosted, mesothermal) is quite common in Archean greenstone belts and has been well studied (Robert and Poulsen, 2001; Groves and al., 2003). The potential for discovering more gold-bearing shear zones in the area is considered very good and faults with a reverse component of shear, as seen on the Isabelle zone, are more commonly mineralized than those with a normal or dominant strike-slip shear component (Sibson and al., 1988). Free gold has been often observed in the veins or in the adjacent host rock and because of this the gold grades can be high but the distribution of the gold is erratic.

Drilling has proven that the Isabelle zone is closed towards the north and the south. The sedimentary package and the gold bearing shears end suddenly in both directions and it appears field observations strongly suggest that they have been faulted. Towards the north, the fault appears to be dextral meaning that the continuation of the graywackes would be towards the east, where a tonalitic intrusion now lies. The Isabelle shear zone is loosing of its intensity at a depth of 120 metres. Drilled holes which tested the vertical continuity of the Isabelle zone did not encounter significant gold values. They certainly encountered what could be interpreted to be the vertical extension of the shear zone, although these faulted and veining zones were weakly developped and were almost bare of gold at this depth.

The hangingwall of the zone did reveal to contain mineralization with interesting gold value (**15.03 g/t Au / 1.0 m**) in hole WB-11-33. This gold intercept is hosted in wackes containing garnet alteration and some quartz veinlets with visible gold. It is therefore probable that the Isabelle hangingwall is the host to more gold bearing quartz veins.

Gold values on the Isabelle showing have been obtained in graywackes and in feldspar porphyry intrusive rocks but never in basalts. The feldspar porphyry rocks are abundant to the west of the Isabelle showing and therefore remain good targets. Theoretically these types of deposits are more dependants of shear zones than they are of rock types therefore even the basalts, which are also abundant to the north, south and west of Isabelle remain promising.

Drilling conducted on regional IP anomalies did not yield to significant gold values. However, drilled holes encountered metawackes, feldspar-porphyry dykes and metabasalts, similar to the Isabelle area geology. Holes intersected some strongly foliated passages and shear zones with sericite, few quartz veins and few sulphides. The sediments (metawackes) appeared to be very similar to those from the Isabelle showing host rock. Actually, they could be from the same sedimentary package, but they are more homogeneous and slightly more metamorphosed. Therefore, the sediments presents about 1 km north of Isabelle remain promising and should be considered as a good target for gold mineralization.

## ITEM 22 RECOMMENDATIONS

Drilling has revealed that the Isabelle gold zone is closed towards the north and the south and the vertical extension of the shear zone was weakly developped and almost bare of gold minerlization at depth. Therefore, for now, no more drilling is recommended to test its vertical continuity. Follow-up drilling of the Isabelle hangingwall zone is recommended to investigate the lateral and depth extensions. As the mineralized zone is closed to the border between the Wabamisk and Anatacau properties, futur drilling program should be planned conjointly on the two projects. The new drill holes will need to be collared on Anatacau Lake.

The area to the north and west of the Isabelle zone remains prospective for shear hosted gold mineralization but exploration efforts are hampered by lack of rock outcrops. The area is swampy and therefore till sampling is impossible. Subsequent work in the area should include mechanical stripping or diamond drilling to test other IP anomalies that remain unexplained. Future field work should also consider the results of the summer 2011 soil sampling survey (SGH and *Aqua Regia* analysis) to define other targets of interest in the Isabelle area.

## ITEM 23 REFERENCES

**Boily, M. and Moukhsil, A., 2003.** Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

**Card, K.D. and Ciesielski, A., 1986.** DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

**Cayer, A. and Oswald, R., 2009.** Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc.

**Cayer, A. and Ouellette, J.F.; 2007.** Technical Report and Recommendations. June-October 2006 Exploration Program. Wabamisk Property, Quebec, 2 volumes.

**Caron, K., 2006.** Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

**Caron, K., 2007.** Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

**Eade, K.E., 1966.** Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

**Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968.** Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

**Franconi, A., 1978.** La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

**Frapier-Rivard, D. and Ouellette, J-F., 2005.** Technical Report and Recommendations, June 2005 – July 2005 Exploration Program, Wabamisk Property, Québec.

**Gauthier, M. and Laroque, M., 1998.** Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

**Groves and al., 2003.** Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29

**Low, A.P., 1897.** Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

**Mc Crea, J.G., 1936.** Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

**Moukhsil, A. and Doucet, P. 1999.** Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

**Moukhsil, A., 2000.** Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

**Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002.** Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

**Poitras, S. 2010.** Technical Report and Recommendations 2009 Geological Exploration Program. Wabamisk Property, Québec.

**Poitras, S. 2011.** Technical Report and Recommendations 2010 Geological Exploration Program. Wabamisk Property, Québec.

**Robert, F. and Poulsen, K.H., 2001.** Vein Formation and Deformation in Greenstone Gold Deposits. Society of Economic Geologists Reviews v.14 p.111-155.

**Shaw, G., 1942.** Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

**Sibson, R.H., Robert, F., and Poulsen, K.H., 1988,** High-angle reverse faults, fluid-pressure cycling, and mesothermal gold-quartz deposits: Geology, v.16, p. 551–555.

**Tshimbalanga, S., 2008a.** Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

**Tshimbalanga, S., 2008b.** Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

**Vallières, M.; 1988.** Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

## ITEM 24 DATE AND SIGNATURE

### CERTIFICATE OF QUALIFICATIONS

I, Jean-François Ouellette, reside at 6055 Rang de la Marina, Rouyn-Noranda (Quebec), J0Z 1K0, and hereby certify that:

I am currently President of Services Techniques Géonordic Inc. (STG), 970 Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université du Québec à Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist since 1987.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 222.

I am a Qualified Person with respect to the Wabamisk Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Wabamisk Project since 2005.

I supervised the 2011 drilling program. I wrote and supervised co-author David Vachon, prepared and edited all maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 24th day of February 2012.

Jean-François Ouellette, B.Sc., P. Geo.

## CERTIFICATE OF QUALIFICATIONS

I, David Vachon, residing at 3016, Montée d'Argenteuil, St-Adolphe-d'Howard (Québec), J0T 2B0, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Géonordic Inc. (STG), 970, avenue Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2008.

I have been working as a geologist or geologist-in-training in mineral exploration since 2008.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 1327.

I am involved in the Wabamisk Project since 2007.

I have visited the property from March to April 2011, while participating in the exploration program.

In collaboration with author Jean-François Ouellette, B.Sc., P. Geo., I wrote Items 13, 21 and 22 and edited maps relative to these items, utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 24th day of February 2012.

David Vachon, B.Sc., P. Geo.

**ITEM 26 ILLUSTRATIONS**

# VIRGINIA MINES INC.

## WABAMISK PROPERTY

**Project location**



76°00' W
74°00' W
Radisson
Mirage
LG-4
Trans-Taiga road
33 G
LG-3
33 F
33 H
53°00' N
33 C
WABAMISK PROPERTY
33 B
KM381
52°00' N
James Bay Highway
Radisson
Chibougamau
Virginia' s CDC
0
50
100
Kilometers


**FIGURE 1**

# VIRGINIA MINES INC.

## WABAMISK PROPERTY

**Claim location**


77°00' W
76°30' W
N
52°15' N
52°00' N
Wabamisk Camp
KM381
James Bay Highway
gravel road to EM-1
33 C/02
0
5
10
Kilometers

**FIGURE 2**

# *VIRGINIA MINES INC.*

## WABAMISK PROPERTY

**Regional geology**


77°00' W
76°30' W
52°15' N
52°00' N
Wabamisk camp
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16

For lithological codes see appendix 2
Modified geology from SIGEOM

0 5 10
Kilometers

**FIGURE 3**

# VIRGINIA MINES INC.

## WABAMISK PROPERTY

### 2011 Drill Holes Location



WB-11-38
WB-11-37
WB-11-36
S3-M4-S1
Wabamisk Property
Anatacau Property
Modified geology from Sig
For lithological codes
see appendix 2
LEGEND
2011 Drill hole
Previous Drill hole
1.56 g/t Au
Best result
Outcrop, boulder
Previous till sample
Total of gold grains
Trench
Grid
Claim (CDC)
IP Anomaly
I2-V2[PO]
I1C[PO]
S3
WB-11-33
WB-11-34
WB-11-35
See MAP 1
5.07 g/t Au
L 20+50 N
L 19+50 N
L 19+00 N
L 18+50 N
0
200
400
Meters


FIGURE 4

## *Appendix 1 : Claims list*

**List of claims**
**CDC - Wabamisk**
**Mines Virginia inc. (100%)**

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 1104775 | 33C02 | 52.87 | 18 | 54 | 20021107 | 20161106 |
| 1132042 | 33C02 | 23.46 | 17 | 53 | 20050324 | 20150323 |
| 1132043 | 33C02 | 13.46 | 17 | 53 | 20050324 | 20150323 |
| 1132044 | 33C02 | 15.96 | 17 | 53 | 20050324 | 20150323 |
| 1132045 | 33C02 | 2.62 | 17 | 54 | 20050324 | 20150323 |
| 1132046 | 33C02 | 50.26 | 17 | 54 | 20050324 | 20150323 |
| 1133768 | 33C02 | 52.77 | 28 | 47 | 20051123 | 20130606 |
| 1133769 | 33C02 | 5.31 | 28 | 48 | 20051123 | 20130606 |
| 1133770 | 33C02 | 52.76 | 29 | 47 | 20051123 | 20130606 |
| 1133771 | 33C02 | 45.27 | 29 | 48 | 20051123 | 20130606 |
| 1133772 | 33C02 | 50.17 | 29 | 49 | 20051123 | 20130606 |
| 1133773 | 33C02 | 52.75 | 30 | 47 | 20051123 | 20130606 |
| 1133774 | 33C02 | 52.75 | 30 | 48 | 20051123 | 20130606 |
| 1133775 | 33C02 | 50.43 | 30 | 49 | 20051123 | 20130606 |
| 2049047 | 33C02 | 52.93 | 17 | 52 | 20070117 | 20130116 |
| 2049144 | 33C02 | 52.87 | 18 | 51 | 20070117 | 20130116 |
| 2049145 | 33C02 | 52.87 | 18 | 52 | 20070117 | 20130116 |
| 2049146 | 33C02 | 52.86 | 19 | 47 | 20070117 | 20130116 |
| 2049147 | 33C02 | 52.86 | 19 | 48 | 20070117 | 20130116 |
| 2049148 | 33C02 | 52.86 | 19 | 49 | 20070117 | 20130116 |
| 2049153 | 33C02 | 52.86 | 19 | 50 | 20070117 | 20130116 |
| 2049154 | 33C02 | 52.85 | 20 | 47 | 20070117 | 20130116 |
| 2049155 | 33C02 | 52.85 | 20 | 48 | 20070117 | 20130116 |
| 2049156 | 33C02 | 52.84 | 21 | 46 | 20070117 | 20130116 |
| 2049157 | 33C02 | 52.84 | 21 | 47 | 20070117 | 20130116 |
| 2049158 | 33C02 | 52.83 | 22 | 45 | 20070117 | 20130116 |
| 2049159 | 33C02 | 52.83 | 22 | 44 | 20070117 | 20130116 |
| 2049160 | 33C02 | 52.82 | 23 | 43 | 20070117 | 20130116 |
| 2049311 | 33C02 | 52.81 | 24 | 40 | 20070117 | 20130116 |
| 2049314 | 33C02 | 52.81 | 24 | 41 | 20070117 | 20130116 |
| 2049340 | 33C02 | 52.81 | 24 | 42 | 20070118 | 20130117 |
| 2049341 | 33C02 | 52.80 | 25 | 39 | 20070118 | 20130117 |
| 2049342 | 33C02 | 52.80 | 25 | 40 | 20070118 | 20130117 |
| 2049343 | 33C02 | 52.79 | 26 | 38 | 20070118 | 20130117 |
| 2049344 | 33C02 | 52.79 | 26 | 39 | 20070118 | 20130117 |
| 2049345 | 33C02 | 52.79 | 26 | 40 | 20070118 | 20130117 |
| 2049346 | 33C02 | 52.78 | 27 | 38 | 20070118 | 20130117 |
| 2049347 | 33C02 | 52.78 | 27 | 37 | 20070118 | 20130117 |
| 2049348 | 33C02 | 52.77 | 28 | 37 | 20070118 | 20130117 |
| 2049349 | 33C02 | 52.76 | 29 | 35 | 20070118 | 20130117 |
| 2049350 | 33C02 | 52.76 | 29 | 36 | 20070118 | 20130117 |
| 2049351 | 33C02 | 52.75 | 30 | 34 | 20070118 | 20130117 |
| 2049352 | 33C02 | 52.75 | 30 | 35 | 20070118 | 20130117 |
| 2049353 | 33C07 | 52.74 | 1 | 33 | 20070118 | 20130117 |
| 2049354 | 33C07 | 52.74 | 1 | 34 | 20070118 | 20130117 |
| 2049355 | 33C07 | 52.73 | 2 | 32 | 20070118 | 20130117 |
| 2049356 | 33C07 | 52.72 | 4 | 29 | 20070118 | 20130117 |
| 2049357 | 33C07 | 52.72 | 3 | 31 | 20070118 | 20130117 |
| 2049358 | 33C07 | 52.72 | 3 | 32 | 20070118 | 20130117 |
| 2049359 | 33C07 | 52.71 | 5 | 30 | 20070118 | 20130117 |
| 2049360 | 33C07 | 52.71 | 4 | 30 | 20070118 | 20130117 |
| 2049361 | 33C07 | 52.71 | 5 | 27 | 20070118 | 20130117 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2049362 | 33C07 | 52.71 | 5 | 28 | 20070118 | 20130117 |
| 2049363 | 33C07 | 52.71 | 5 | 29 | 20070118 | 20130117 |
| 2049364 | 33C07 | 52.71 | 4 | 31 | 20070118 | 20130117 |
| 2049365 | 33C07 | 52.70 | 6 | 28 | 20070118 | 20130117 |
| 2049366 | 33C07 | 52.70 | 6 | 26 | 20070118 | 20130117 |
| 2049367 | 33C07 | 52.70 | 6 | 27 | 20070118 | 20130117 |
| 2049368 | 33C07 | 52.69 | 7 | 27 | 20070118 | 20130117 |
| 2049369 | 33C07 | 52.69 | 7 | 24 | 20070118 | 20130117 |
| 2049370 | 33C07 | 52.69 | 7 | 25 | 20070118 | 20130117 |
| 2049371 | 33C07 | 52.69 | 7 | 26 | 20070118 | 20130117 |
| 2049372 | 33C07 | 52.68 | 8 | 26 | 20070118 | 20130117 |
| 2049373 | 33C07 | 52.68 | 8 | 24 | 20070118 | 20130117 |
| 2049374 | 33C07 | 52.68 | 8 | 25 | 20070118 | 20130117 |
| 2049375 | 33C07 | 52.67 | 9 | 24 | 20070118 | 20130117 |
| 2049376 | 33C07 | 52.67 | 9 | 22 | 20070118 | 20130117 |
| 2049377 | 33C07 | 52.67 | 9 | 23 | 20070118 | 20130117 |
| 2049378 | 33C07 | 52.66 | 10 | 23 | 20070118 | 20130117 |
| 2049379 | 33C07 | 52.66 | 10 | 20 | 20070118 | 20130117 |
| 2049380 | 33C07 | 52.66 | 10 | 21 | 20070118 | 20130117 |
| 2049381 | 33C07 | 52.66 | 10 | 22 | 20070118 | 20130117 |
| 2049382 | 33C07 | 52.65 | 11 | 22 | 20070118 | 20130117 |
| 2049383 | 33C07 | 52.65 | 11 | 20 | 20070118 | 20130117 |
| 2049384 | 33C07 | 52.65 | 11 | 21 | 20070118 | 20130117 |
| 2049385 | 33C07 | 52.64 | 12 | 21 | 20070118 | 20130117 |
| 2049386 | 33C07 | 52.64 | 12 | 19 | 20070118 | 20130117 |
| 2049387 | 33C07 | 52.64 | 12 | 20 | 20070118 | 20130117 |
| 2049389 | 33C07 | 52.74 | 1 | 35 | 20070118 | 20130117 |
| 2049390 | 33C07 | 52.73 | 2 | 34 | 20070118 | 20130117 |
| 2049391 | 33C07 | 52.72 | 3 | 33 | 20070118 | 20130117 |
| 2157231 | 33C02 | 53.04 | 1 | 33 | 20080602 | 20120601 |
| 2157232 | 33C02 | 52.99 | 6 | 22 | 20080602 | 20120601 |
| 2157233 | 33C02 | 52.98 | 7 | 22 | 20080602 | 20120601 |
| 2158255 | 33C02 | 53.04 | 1 | 15 | 20080604 | 20120603 |
| 2158256 | 33C02 | 53.04 | 1 | 16 | 20080604 | 20120603 |
| 2158257 | 33C02 | 53.04 | 1 | 17 | 20080604 | 20120603 |
| 2158258 | 33C02 | 53.04 | 1 | 18 | 20080604 | 20120603 |
| 2158259 | 33C02 | 53.03 | 2 | 15 | 20080604 | 20120603 |
| 2158260 | 33C02 | 53.03 | 2 | 16 | 20080604 | 20120603 |
| 2158261 | 33C02 | 53.03 | 2 | 17 | 20080604 | 20120603 |
| 2158262 | 33C02 | 53.03 | 2 | 18 | 20080604 | 20120603 |
| 2158263 | 33C02 | 53.02 | 3 | 17 | 20080604 | 20120603 |
| 2158264 | 33C02 | 53.02 | 3 | 18 | 20080604 | 20120603 |
| 2158265 | 33C02 | 53.02 | 3 | 19 | 20080604 | 20120603 |
| 2160709 | 33C02 | 53.03 | 2 | 33 | 20080612 | 20120611 |
| 2160710 | 33C02 | 53.00 | 5 | 22 | 20080612 | 20120611 |
| 2183104 | 33C02 | 52.94 | 11 | 32 | 20090504 | 20130503 |
| 2183105 | 33C02 | 52.94 | 11 | 33 | 20090504 | 20130503 |
| 2185684 | 33C02 | 52.85 | 20 | 25 | 20090727 | 20150726 |
| 2185685 | 33C02 | 52.85 | 20 | 26 | 20090727 | 20150726 |
| 2185686 | 33C02 | 52.85 | 20 | 27 | 20090727 | 20150726 |
| 2185687 | 33C02 | 52.85 | 20 | 28 | 20090727 | 20150726 |
| 2185688 | 33C02 | 52.85 | 20 | 29 | 20090727 | 20150726 |
| 2185689 | 33C02 | 52.85 | 20 | 30 | 20090727 | 20150726 |
| 2185690 | 33C02 | 52.84 | 21 | 26 | 20090727 | 20150726 |
| 2185691 | 33C02 | 52.84 | 21 | 27 | 20090727 | 20150726 |
| 2185692 | 33C02 | 52.84 | 21 | 28 | 20090727 | 20150726 |
| 2185693 | 33C02 | 52.84 | 21 | 29 | 20090727 | 20150726 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2185694 | 33C02 | 52.84 | 21 | 30 | 20090727 | 20150726 |
| 2185695 | 33C02 | 52.83 | 22 | 26 | 20090727 | 20150726 |
| 2185696 | 33C02 | 52.83 | 22 | 27 | 20090727 | 20150726 |
| 2185697 | 33C02 | 52.83 | 22 | 28 | 20090727 | 20150726 |
| 2185698 | 33C02 | 52.83 | 22 | 29 | 20090727 | 20150726 |
| 2185699 | 33C02 | 52.83 | 22 | 30 | 20090727 | 20150726 |
| 2250545 | 33C01 | 52.83 | 22 | 5 | 20100920 | 20120919 |
| 2250546 | 33C01 | 52.82 | 23 | 1 | 20100920 | 20120919 |
| 2250547 | 33C01 | 52.82 | 23 | 5 | 20100920 | 20120919 |
| 2250548 | 33C01 | 52.82 | 23 | 6 | 20100920 | 20120919 |
| 2250549 | 33C01 | 52.82 | 23 | 7 | 20100920 | 20120919 |
| 2250550 | 33C01 | 52.82 | 23 | 8 | 20100920 | 20120919 |
| 2250551 | 33C01 | 52.81 | 24 | 1 | 20100920 | 20120919 |
| 2250552 | 33C01 | 52.81 | 24 | 2 | 20100920 | 20120919 |
| 2250553 | 33C01 | 52.81 | 24 | 3 | 20100920 | 20120919 |
| 2250554 | 33C01 | 52.81 | 24 | 4 | 20100920 | 20120919 |
| 2250555 | 33C01 | 52.81 | 24 | 5 | 20100920 | 20120919 |
| 2250556 | 33C01 | 52.81 | 24 | 6 | 20100920 | 20120919 |
| 2250557 | 33C01 | 52.81 | 24 | 7 | 20100920 | 20120919 |
| 2250558 | 33C01 | 52.81 | 24 | 8 | 20100920 | 20120919 |
| 2250559 | 33C01 | 52.80 | 25 | 1 | 20100920 | 20120919 |
| 2250560 | 33C01 | 52.80 | 25 | 2 | 20100920 | 20120919 |
| 2250561 | 33C01 | 52.80 | 25 | 3 | 20100920 | 20120919 |
| 2250562 | 33C01 | 52.80 | 25 | 4 | 20100920 | 20120919 |
| 2250563 | 33C01 | 52.80 | 25 | 5 | 20100920 | 20120919 |
| 2250564 | 33C01 | 52.80 | 25 | 6 | 20100920 | 20120919 |
| 2250565 | 33C01 | 52.79 | 26 | 1 | 20100920 | 20120919 |
| 2250566 | 33C01 | 52.79 | 26 | 2 | 20100920 | 20120919 |
| 2250567 | 33C01 | 52.79 | 26 | 3 | 20100920 | 20120919 |
| 2250568 | 33C01 | 52.79 | 26 | 4 | 20100920 | 20120919 |
| 2250569 | 33C01 | 52.79 | 26 | 5 | 20100920 | 20120919 |
| 2250570 | 33C01 | 52.79 | 26 | 6 | 20100920 | 20120919 |
| 2250571 | 33C01 | 52.78 | 27 | 1 | 20100920 | 20120919 |
| 2250572 | 33C01 | 52.78 | 27 | 2 | 20100920 | 20120919 |
| 2250573 | 33C01 | 52.78 | 27 | 3 | 20100920 | 20120919 |
| 2250574 | 33C01 | 52.78 | 27 | 4 | 20100920 | 20120919 |
| 2250575 | 33C01 | 52.78 | 27 | 5 | 20100920 | 20120919 |
| 2250576 | 33C01 | 52.78 | 27 | 6 | 20100920 | 20120919 |
| 2250577 | 33C01 | 52.77 | 28 | 1 | 20100920 | 20120919 |
| 2250578 | 33C01 | 52.77 | 28 | 2 | 20100920 | 20120919 |
| 2250579 | 33C01 | 52.77 | 28 | 3 | 20100920 | 20120919 |
| 2250580 | 33C02 | 52.82 | 23 | 55 | 20100920 | 20120919 |
| 2250581 | 33C02 | 52.82 | 23 | 56 | 20100920 | 20120919 |
| 2250582 | 33C02 | 52.82 | 23 | 57 | 20100920 | 20120919 |
| 2250583 | 33C02 | 52.82 | 23 | 58 | 20100920 | 20120919 |
| 2250584 | 33C02 | 52.82 | 23 | 59 | 20100920 | 20120919 |
| 2250585 | 33C02 | 52.82 | 23 | 60 | 20100920 | 20120919 |
| 2250586 | 33C02 | 52.81 | 24 | 55 | 20100920 | 20120919 |
| 2250587 | 33C02 | 52.81 | 24 | 55 | 20100920 | 20120919 |
| 2250588 | 33C02 | 52.81 | 24 | 57 | 20100920 | 20120919 |
| 2250589 | 33C02 | 52.81 | 24 | 58 | 20100920 | 20120919 |
| 2250590 | 33C02 | 52.81 | 24 | 59 | 20100920 | 20120919 |
| 2250591 | 33C02 | 52.81 | 24 | 60 | 20100920 | 20120919 |
| 2250592 | 33C02 | 52.80 | 25 | 55 | 20100920 | 20120919 |
| 2250593 | 33C02 | 52.80 | 25 | 56 | 20100920 | 20120919 |
| 2250594 | 33C02 | 52.80 | 25 | 57 | 20100920 | 20120919 |
| 2250595 | 33C02 | 52.80 | 25 | 58 | 20100920 | 20120919 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2250596 | 33C02 | 52.80 | 25 | 59 | 20100920 | 20120919 |
| 2250597 | 33C02 | 52.80 | 25 | 60 | 20100920 | 20120919 |
| 2250598 | 33C02 | 52.79 | 26 | 52 | 20100920 | 20120919 |
| 2250599 | 33C02 | 52.79 | 26 | 53 | 20100920 | 20120919 |
| 2250600 | 33C02 | 52.79 | 26 | 54 | 20100920 | 20120919 |
| 2250601 | 33C02 | 52.79 | 26 | 55 | 20100920 | 20120919 |
| 2250602 | 33C02 | 52.79 | 26 | 56 | 20100920 | 20120919 |
| 2250603 | 33C02 | 52.79 | 26 | 57 | 20100920 | 20120919 |
| 2250604 | 33C02 | 52.79 | 26 | 58 | 20100920 | 20120919 |
| 2250605 | 33C02 | 52.79 | 26 | 59 | 20100920 | 20120919 |
| 2250606 | 33C02 | 52.79 | 26 | 60 | 20100920 | 20120919 |
| 2250607 | 33C02 | 52.78 | 27 | 51 | 20100920 | 20120919 |
| 2250608 | 33C02 | 52.78 | 27 | 52 | 20100920 | 20120919 |
| 2250609 | 33C02 | 52.78 | 27 | 53 | 20100920 | 20120919 |
| 2250610 | 33C02 | 52.78 | 27 | 60 | 20100920 | 20120919 |
| 2297077 | 33C02 | 52.86 | 20 | 11 | 20110617 | 20130616 |
| 2297078 | 33C02 | 52.86 | 20 | 12 | 20110617 | 20130616 |
| 2297079 | 33C02 | 52.86 | 20 | 13 | 20110617 | 20130616 |
| 2297080 | 33C02 | 52.86 | 20 | 14 | 20110617 | 20130616 |
| 2297081 | 33C02 | 52.86 | 20 | 15 | 20110617 | 20130616 |
| 2297082 | 33C02 | 52.85 | 20 | 16 | 20110617 | 20130616 |
| 2297083 | 33C02 | 52.85 | 20 | 17 | 20110617 | 20130616 |
| 2297084 | 33C02 | 52.85 | 20 | 18 | 20110617 | 20130616 |
| 2297085 | 33C02 | 52.85 | 20 | 19 | 20110617 | 20130616 |
| 2297086 | 33C02 | 52.85 | 20 | 20 | 20110617 | 20130616 |
| 2297087 | 33C02 | 52.85 | 20 | 21 | 20110617 | 20130616 |
| 2297088 | 33C02 | 52.85 | 20 | 22 | 20110617 | 20130616 |
| 2297089 | 33C02 | 52.85 | 20 | 23 | 20110617 | 20130616 |
| 2297090 | 33C02 | 52.85 | 20 | 24 | 20110617 | 20130616 |
| 2297091 | 33C02 | 52.85 | 21 | 11 | 20110617 | 20130616 |
| 2297092 | 33C02 | 52.85 | 21 | 12 | 20110617 | 20130616 |
| 2297093 | 33C02 | 52.85 | 21 | 13 | 20110617 | 20130616 |
| 2297094 | 33C02 | 52.85 | 21 | 14 | 20110617 | 20130616 |
| 2297095 | 33C02 | 52.85 | 21 | 15 | 20110617 | 20130616 |
| 2297096 | 33C02 | 52.84 | 21 | 16 | 20110617 | 20130616 |
| 2297097 | 33C02 | 52.84 | 21 | 17 | 20110617 | 20130616 |
| 2297098 | 33C02 | 52.84 | 21 | 18 | 20110617 | 20130616 |
| 2297099 | 33C02 | 52.84 | 21 | 19 | 20110617 | 20130616 |
| 2297100 | 33C02 | 52.84 | 21 | 20 | 20110617 | 20130616 |
| 2297101 | 33C02 | 52.84 | 21 | 21 | 20110617 | 20130616 |
| 2297102 | 33C02 | 52.84 | 21 | 22 | 20110617 | 20130616 |
| 2297103 | 33C02 | 52.84 | 21 | 23 | 20110617 | 20130616 |
| 2297104 | 33C02 | 52.84 | 21 | 24 | 20110617 | 20130616 |
| 2297105 | 33C02 | 52.84 | 21 | 25 | 20110617 | 20130616 |
| 2297106 | 33C02 | 52.84 | 22 | 11 | 20110617 | 20130616 |
| 2297107 | 33C02 | 52.84 | 22 | 12 | 20110617 | 20130616 |
| 2297108 | 33C02 | 52.84 | 22 | 13 | 20110617 | 20130616 |
| 2297109 | 33C02 | 52.84 | 22 | 14 | 20110617 | 20130616 |
| 2297110 | 33C02 | 52.84 | 22 | 15 | 20110617 | 20130616 |
| 2297111 | 33C02 | 52.84 | 22 | 16 | 20110617 | 20130616 |
| 2297112 | 33C02 | 52.84 | 22 | 17 | 20110617 | 20130616 |
| 2297113 | 33C02 | 52.83 | 22 | 18 | 20110617 | 20130616 |
| 2297114 | 33C02 | 52.83 | 22 | 19 | 20110617 | 20130616 |
| 2297115 | 33C02 | 52.83 | 22 | 20 | 20110617 | 20130616 |
| 2297116 | 33C02 | 52.83 | 22 | 21 | 20110617 | 20130616 |
| 2297117 | 33C02 | 52.83 | 22 | 22 | 20110617 | 20130616 |
| 2297118 | 33C02 | 52.83 | 22 | 23 | 20110617 | 20130616 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 2297119 | 33C02 | 52.83 | 22 | 24 | 20110617 | 20130616 |
| 2297120 | 33C02 | 52.83 | 22 | 25 | 20110617 | 20130616 |
| 2297121 | 33C02 | 52.83 | 23 | 11 | 20110617 | 20130616 |
| 2297122 | 33C02 | 52.83 | 23 | 12 | 20110617 | 20130616 |
| 2297123 | 33C02 | 52.83 | 23 | 13 | 20110617 | 20130616 |
| 2297124 | 33C02 | 52.83 | 23 | 14 | 20110617 | 20130616 |
| 2297125 | 33C02 | 52.83 | 23 | 15 | 20110617 | 20130616 |
| 2297126 | 33C02 | 52.83 | 23 | 16 | 20110617 | 20130616 |
| 2297127 | 33C02 | 52.83 | 23 | 17 | 20110617 | 20130616 |
| 2297128 | 33C02 | 52.83 | 23 | 18 | 20110617 | 20130616 |
| 2297129 | 33C02 | 52.83 | 23 | 19 | 20110617 | 20130616 |
| 2297130 | 33C02 | 52.82 | 23 | 20 | 20110617 | 20130616 |
| 2297131 | 33C02 | 52.82 | 23 | 21 | 20110617 | 20130616 |
| 2297132 | 33C02 | 52.82 | 23 | 22 | 20110617 | 20130616 |
| 2297133 | 33C02 | 52.82 | 23 | 23 | 20110617 | 20130616 |
| 2297134 | 33C02 | 52.82 | 23 | 24 | 20110617 | 20130616 |
| 2297135 | 33C02 | 52.82 | 23 | 25 | 20110617 | 20130616 |
| 2297136 | 33C02 | 52.82 | 23 | 26 | 20110617 | 20130616 |
| 2299954 | 33C02 | 52.90 | 15 | 56 | 20110714 | 20130713 |
| 2317818 | 33C02 | 52.82 | 24 | 13 | 20111013 | 20131012 |
| 2317819 | 33C02 | 52.82 | 24 | 14 | 20111013 | 20131012 |
| 2317820 | 33C02 | 52.82 | 24 | 15 | 20111013 | 20131012 |
| 2317821 | 33C02 | 52.82 | 24 | 16 | 20111013 | 20131012 |
| 2317822 | 33C02 | 52.82 | 24 | 17 | 20111013 | 20131012 |
| 2317823 | 33C02 | 52.82 | 24 | 18 | 20111013 | 20131012 |
| 2317824 | 33C02 | 52.81 | 25 | 13 | 20111013 | 20131012 |
| 2317825 | 33C02 | 52.81 | 25 | 14 | 20111013 | 20131012 |
| 2317826 | 33C02 | 52.81 | 25 | 15 | 20111013 | 20131012 |
| 2317827 | 33C02 | 52.81 | 25 | 16 | 20111013 | 20131012 |
| 2317828 | 33C02 | 52.81 | 25 | 17 | 20111013 | 20131012 |
| 45179 | 33C02 | 52.87 | 18 | 53 | 20041126 | 20161125 |
| 47185 | 33C02 | 52.86 | 19 | 25 | 20041201 | 20121130 |
| 47186 | 33C02 | 52.86 | 19 | 26 | 20041201 | 20121130 |
| 47187 | 33C02 | 52.86 | 19 | 27 | 20041201 | 20121130 |
| 47188 | 33C02 | 52.86 | 19 | 28 | 20041201 | 20121130 |
| 47189 | 33C02 | 52.86 | 19 | 29 | 20041201 | 20121130 |
| 47190 | 33C02 | 52.86 | 19 | 30 | 20041201 | 20121130 |
| 47191 | 33C02 | 52.87 | 18 | 25 | 20041201 | 20121130 |
| 47192 | 33C02 | 52.87 | 18 | 26 | 20041201 | 20121130 |
| 47193 | 33C02 | 52.87 | 18 | 27 | 20041201 | 20121130 |
| 47194 | 33C02 | 52.87 | 18 | 28 | 20041201 | 20121130 |
| 47195 | 33C02 | 52.87 | 18 | 29 | 20041201 | 20121130 |
| 47196 | 33C02 | 52.87 | 18 | 30 | 20041201 | 20121130 |
| 47197 | 33C02 | 52.87 | 18 | 31 | 20041201 | 20121130 |
| 47198 | 33C02 | 52.87 | 18 | 32 | 20041201 | 20121130 |
| 47199 | 33C02 | 52.87 | 18 | 33 | 20041201 | 20121130 |
| 47200 | 33C02 | 52.88 | 17 | 25 | 20041201 | 20121130 |
| 47201 | 33C02 | 52.88 | 17 | 26 | 20041201 | 20121130 |
| 47202 | 33C02 | 52.88 | 17 | 27 | 20041201 | 20121130 |
| 47203 | 33C02 | 52.88 | 17 | 28 | 20041201 | 20121130 |
| 47204 | 33C02 | 52.88 | 17 | 29 | 20041201 | 20121130 |
| 47205 | 33C02 | 52.88 | 17 | 30 | 20041201 | 20121130 |
| 47206 | 33C02 | 52.88 | 17 | 31 | 20041201 | 20121130 |
| 47207 | 33C02 | 52.89 | 16 | 25 | 20041201 | 20121130 |
| 47208 | 33C02 | 52.89 | 16 | 26 | 20041201 | 20121130 |
| 47209 | 33C02 | 52.89 | 16 | 27 | 20041201 | 20121130 |
| 47210 | 33C02 | 52.89 | 16 | 28 | 20041201 | 20121130 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 47211 | 33C02 | 52.89 | 16 | 29 | 20041201 | 20121130 |
| 47212 | 33C02 | 52.89 | 16 | 30 | 20041201 | 20121130 |
| 47213 | 33C02 | 52.89 | 16 | 31 | 20041201 | 20121130 |
| 47214 | 33C02 | 52.90 | 15 | 20 | 20041201 | 20121130 |
| 47215 | 33C02 | 52.90 | 15 | 21 | 20041201 | 20121130 |
| 47216 | 33C02 | 52.90 | 15 | 22 | 20041201 | 20121130 |
| 47217 | 33C02 | 52.90 | 15 | 23 | 20041201 | 20121130 |
| 47218 | 33C02 | 52.90 | 15 | 24 | 20041201 | 20121130 |
| 47219 | 33C02 | 52.90 | 15 | 25 | 20041201 | 20121130 |
| 47220 | 33C02 | 52.90 | 15 | 26 | 20041201 | 20121130 |
| 47221 | 33C02 | 52.90 | 15 | 27 | 20041201 | 20121130 |
| 47222 | 33C02 | 52.90 | 15 | 28 | 20041201 | 20121130 |
| 47223 | 33C02 | 52.90 | 15 | 29 | 20041201 | 20121130 |
| 47224 | 33C02 | 52.91 | 14 | 20 | 20041201 | 20121130 |
| 47225 | 33C02 | 52.91 | 14 | 21 | 20041201 | 20121130 |
| 47226 | 33C02 | 52.91 | 14 | 22 | 20041201 | 20121130 |
| 47227 | 33C02 | 52.91 | 14 | 23 | 20041201 | 20121130 |
| 47228 | 33C02 | 52.91 | 14 | 24 | 20041201 | 20121130 |
| 47229 | 33C02 | 52.91 | 14 | 25 | 20041201 | 20121130 |
| 47230 | 33C02 | 52.91 | 14 | 26 | 20041201 | 20121130 |
| 47231 | 33C02 | 52.91 | 14 | 27 | 20041201 | 20121130 |
| 47232 | 33C02 | 52.91 | 14 | 28 | 20041201 | 20121130 |
| 47233 | 33C02 | 52.91 | 14 | 29 | 20041201 | 20121130 |
| 47234 | 33C02 | 52.92 | 13 | 20 | 20041201 | 20121130 |
| 47235 | 33C02 | 52.92 | 13 | 21 | 20041201 | 20121130 |
| 47236 | 33C02 | 52.92 | 13 | 22 | 20041201 | 20121130 |
| 47237 | 33C02 | 52.92 | 13 | 23 | 20041201 | 20121130 |
| 47238 | 33C02 | 52.92 | 13 | 24 | 20041201 | 20121130 |
| 47239 | 33C02 | 52.92 | 13 | 25 | 20041201 | 20121130 |
| 47240 | 33C02 | 52.92 | 13 | 26 | 20041201 | 20121130 |
| 47241 | 33C02 | 52.92 | 13 | 27 | 20041201 | 20121130 |
| 47242 | 33C02 | 52.92 | 13 | 28 | 20041201 | 20121130 |
| 47243 | 33C02 | 52.92 | 13 | 29 | 20041201 | 20121130 |
| 47244 | 33C02 | 52.93 | 12 | 20 | 20041201 | 20121130 |
| 47245 | 33C02 | 52.93 | 12 | 21 | 20041201 | 20121130 |
| 47246 | 33C02 | 52.93 | 12 | 22 | 20041201 | 20121130 |
| 47247 | 33C02 | 52.93 | 12 | 23 | 20041201 | 20121130 |
| 47248 | 33C02 | 52.93 | 12 | 24 | 20041201 | 20121130 |
| 47249 | 33C02 | 52.93 | 12 | 25 | 20041201 | 20121130 |
| 47250 | 33C02 | 52.93 | 12 | 26 | 20041201 | 20121130 |
| 47251 | 33C02 | 52.93 | 12 | 27 | 20041201 | 20121130 |
| 47252 | 33C02 | 52.93 | 12 | 28 | 20041201 | 20121130 |
| 47253 | 33C02 | 52.93 | 12 | 29 | 20041201 | 20121130 |
| 47254 | 33C02 | 52.94 | 11 | 20 | 20041201 | 20121130 |
| 47255 | 33C02 | 52.94 | 11 | 21 | 20041201 | 20121130 |
| 47256 | 33C02 | 52.94 | 11 | 22 | 20041201 | 20121130 |
| 47257 | 33C02 | 52.94 | 11 | 23 | 20041201 | 20121130 |
| 47258 | 33C02 | 52.94 | 11 | 24 | 20041201 | 20121130 |
| 47259 | 33C02 | 52.94 | 11 | 25 | 20041201 | 20121130 |
| 47260 | 33C02 | 52.94 | 11 | 26 | 20041201 | 20121130 |
| 47261 | 33C02 | 52.94 | 11 | 27 | 20041201 | 20121130 |
| 47262 | 33C02 | 52.94 | 11 | 28 | 20041201 | 20121130 |
| 47263 | 33C02 | 52.94 | 11 | 29 | 20041201 | 20121130 |
| 47264 | 33C02 | 52.94 | 11 | 30 | 20041201 | 20121130 |
| 47265 | 33C02 | 52.94 | 11 | 31 | 20041201 | 20121130 |
| 47266 | 33C02 | 52.95 | 10 | 20 | 20041201 | 20121130 |
| 47267 | 33C02 | 52.95 | 10 | 21 | 20041201 | 20121130 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 47268 | 33C02 | 52.95 | 10 | 22 | 20041201 | 20121130 |
| 47269 | 33C02 | 52.95 | 10 | 23 | 20041201 | 20121130 |
| 47270 | 33C02 | 52.95 | 10 | 24 | 20041201 | 20121130 |
| 47271 | 33C02 | 52.95 | 10 | 25 | 20041201 | 20121130 |
| 47272 | 33C02 | 52.95 | 10 | 26 | 20041201 | 20121130 |
| 47273 | 33C02 | 52.95 | 10 | 27 | 20041201 | 20121130 |
| 47274 | 33C02 | 52.95 | 10 | 28 | 20041201 | 20121130 |
| 47275 | 33C02 | 52.95 | 10 | 29 | 20041201 | 20121130 |
| 47276 | 33C02 | 52.95 | 10 | 30 | 20041201 | 20121130 |
| 47277 | 33C02 | 52.95 | 10 | 31 | 20041201 | 20121130 |
| 47278 | 33C02 | 52.96 | 9 | 20 | 20041201 | 20121130 |
| 47279 | 33C02 | 52.96 | 9 | 21 | 20041201 | 20121130 |
| 47280 | 33C02 | 52.96 | 9 | 22 | 20041201 | 20121130 |
| 47281 | 33C02 | 52.96 | 9 | 23 | 20041201 | 20121130 |
| 47282 | 33C02 | 52.96 | 9 | 24 | 20041201 | 20121130 |
| 47283 | 33C02 | 52.96 | 9 | 25 | 20041201 | 20121130 |
| 47284 | 33C02 | 52.96 | 9 | 26 | 20041201 | 20121130 |
| 47285 | 33C02 | 52.96 | 9 | 27 | 20041201 | 20121130 |
| 47286 | 33C02 | 52.96 | 9 | 28 | 20041201 | 20121130 |
| 47287 | 33C02 | 52.96 | 9 | 29 | 20041201 | 20121130 |
| 47288 | 33C02 | 52.96 | 9 | 30 | 20041201 | 20121130 |
| 47289 | 33C02 | 52.96 | 9 | 31 | 20041201 | 20121130 |
| 47290 | 33C02 | 52.97 | 8 | 20 | 20041201 | 20121130 |
| 47291 | 33C02 | 52.97 | 8 | 21 | 20041201 | 20121130 |
| 47292 | 33C02 | 52.97 | 8 | 22 | 20041201 | 20121130 |
| 47293 | 33C02 | 52.97 | 8 | 23 | 20041201 | 20121130 |
| 47294 | 33C02 | 52.97 | 8 | 24 | 20041201 | 20121130 |
| 47295 | 33C02 | 52.97 | 8 | 25 | 20041201 | 20121130 |
| 47296 | 33C02 | 52.97 | 8 | 26 | 20041201 | 20121130 |
| 47297 | 33C02 | 52.97 | 8 | 27 | 20041201 | 20121130 |
| 47298 | 33C02 | 52.97 | 8 | 28 | 20041201 | 20121130 |
| 47299 | 33C02 | 52.97 | 8 | 29 | 20041201 | 20121130 |
| 47300 | 33C02 | 52.97 | 8 | 30 | 20041201 | 20121130 |
| 47301 | 33C02 | 52.97 | 8 | 31 | 20041201 | 20121130 |
| 47302 | 33C02 | 52.98 | 7 | 23 | 20041201 | 20121130 |
| 47303 | 33C02 | 52.98 | 7 | 24 | 20041201 | 20121130 |
| 47304 | 33C02 | 52.98 | 7 | 25 | 20041201 | 20121130 |
| 47305 | 33C02 | 52.98 | 7 | 26 | 20041201 | 20121130 |
| 47306 | 33C02 | 52.98 | 7 | 27 | 20041201 | 20121130 |
| 47307 | 33C02 | 52.98 | 7 | 28 | 20041201 | 20121130 |
| 47308 | 33C02 | 52.98 | 7 | 29 | 20041201 | 20121130 |
| 47309 | 33C02 | 52.98 | 7 | 30 | 20041201 | 20121130 |
| 47310 | 33C02 | 52.98 | 7 | 31 | 20041201 | 20121130 |
| 47311 | 33C02 | 52.99 | 6 | 23 | 20041201 | 20121130 |
| 47312 | 33C02 | 52.99 | 6 | 24 | 20041201 | 20121130 |
| 47313 | 33C02 | 52.99 | 6 | 25 | 20041201 | 20121130 |
| 47314 | 33C02 | 52.99 | 6 | 26 | 20041201 | 20121130 |
| 47315 | 33C02 | 52.99 | 6 | 27 | 20041201 | 20121130 |
| 47316 | 33C02 | 52.99 | 6 | 28 | 20041201 | 20121130 |
| 47317 | 33C02 | 52.99 | 6 | 29 | 20041201 | 20121130 |
| 47318 | 33C02 | 52.99 | 6 | 30 | 20041201 | 20121130 |
| 47319 | 33C02 | 52.99 | 6 | 31 | 20041201 | 20121130 |
| 47320 | 33C02 | 53.00 | 5 | 27 | 20041201 | 20121130 |
| 47321 | 33C02 | 53.00 | 5 | 28 | 20041201 | 20121130 |
| 47322 | 33C02 | 53.00 | 5 | 29 | 20041201 | 20121130 |
| 47323 | 33C02 | 53.00 | 5 | 30 | 20041201 | 20121130 |
| 47324 | 33C02 | 53.00 | 5 | 31 | 20041201 | 20121130 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 47325 | 33C02 | 53.01 | 4 | 27 | 20041201 | 20121130 |
| 47326 | 33C02 | 53.01 | 4 | 28 | 20041201 | 20121130 |
| 47327 | 33C02 | 53.01 | 4 | 29 | 20041201 | 20121130 |
| 47328 | 33C02 | 53.01 | 4 | 30 | 20041201 | 20121130 |
| 47329 | 33C02 | 53.01 | 4 | 31 | 20041201 | 20121130 |
| 47330 | 33C02 | 53.02 | 3 | 27 | 20041201 | 20121130 |
| 47331 | 33C02 | 53.02 | 3 | 28 | 20041201 | 20121130 |
| 47332 | 33C02 | 53.02 | 3 | 29 | 20041201 | 20121130 |
| 47333 | 33C02 | 53.02 | 3 | 30 | 20041201 | 20121130 |
| 47334 | 33C02 | 53.02 | 3 | 31 | 20041201 | 20121130 |
| 47414 | 33C02 | 52.86 | 19 | 31 | 20041201 | 20121130 |
| 47415 | 33C02 | 52.86 | 19 | 32 | 20041201 | 20121130 |
| 47416 | 33C02 | 52.86 | 19 | 33 | 20041201 | 20121130 |
| 47417 | 33C02 | 52.86 | 19 | 34 | 20041201 | 20121130 |
| 47418 | 33C02 | 52.86 | 19 | 35 | 20041201 | 20121130 |
| 48756 | 33C02 | 52.83 | 22 | 59 | 20041217 | 20161216 |
| 48757 | 33C02 | 52.83 | 22 | 60 | 20041217 | 20161216 |
| 48758 | 33C02 | 52.84 | 21 | 57 | 20041217 | 20161216 |
| 48759 | 33C02 | 52.84 | 21 | 58 | 20041217 | 20161216 |
| 48760 | 33C02 | 52.84 | 21 | 59 | 20041217 | 20161216 |
| 48761 | 33C02 | 52.84 | 21 | 60 | 20041217 | 20161216 |
| 48762 | 33C02 | 52.85 | 20 | 54 | 20041217 | 20161216 |
| 48763 | 33C02 | 52.85 | 20 | 55 | 20041217 | 20161216 |
| 48764 | 33C02 | 52.85 | 20 | 56 | 20041217 | 20161216 |
| 48765 | 33C02 | 52.85 | 20 | 57 | 20041217 | 20161216 |
| 48766 | 33C02 | 52.85 | 20 | 58 | 20041217 | 20161216 |
| 48767 | 33C02 | 52.85 | 20 | 59 | 20041217 | 20161216 |
| 48768 | 33C02 | 52.85 | 20 | 60 | 20041217 | 20161216 |
| 48769 | 33C02 | 52.86 | 19 | 53 | 20041217 | 20161216 |
| 48770 | 33C02 | 52.86 | 19 | 54 | 20041217 | 20161216 |
| 48771 | 33C02 | 52.86 | 19 | 55 | 20041217 | 20161216 |
| 48772 | 33C02 | 52.86 | 19 | 56 | 20041217 | 20161216 |
| 48773 | 33C02 | 52.86 | 19 | 57 | 20041217 | 20161216 |
| 48774 | 33C02 | 52.86 | 19 | 58 | 20041217 | 20161216 |
| 48775 | 33C02 | 52.86 | 19 | 59 | 20041217 | 20161216 |
| 48776 | 33C02 | 52.86 | 19 | 60 | 20041217 | 20161216 |
| 48777 | 33C02 | 52.87 | 18 | 55 | 20041217 | 20161216 |
| 48778 | 33C02 | 52.87 | 18 | 56 | 20041217 | 20161216 |
| 48779 | 33C02 | 52.87 | 18 | 57 | 20041217 | 20161216 |
| 48780 | 33C02 | 52.87 | 18 | 58 | 20041217 | 20161216 |
| 48781 | 33C02 | 52.87 | 18 | 59 | 20041217 | 20161216 |
| 48782 | 33C01 | 52.82 | 23 | 2 | 20041217 | 20161216 |
| 48783 | 33C01 | 52.82 | 23 | 3 | 20041217 | 20621216 |
| 48784 | 33C01 | 52.82 | 23 | 4 | 20041217 | 20161216 |
| 48785 | 33C01 | 52.83 | 22 | 1 | 20041217 | 20161216 |
| 48786 | 33C01 | 52.83 | 22 | 2 | 20041217 | 20161216 |
| 48787 | 33C01 | 52.83 | 22 | 3 | 20041217 | 20161216 |
| 48788 | 33C01 | 52.83 | 22 | 4 | 20041217 | 20161216 |
| 48789 | 33C01 | 52.84 | 21 | 1 | 20041217 | 20161216 |
| 48790 | 33C01 | 52.84 | 21 | 2 | 20041217 | 20161216 |
| 48791 | 33C01 | 52.84 | 21 | 3 | 20041217 | 20161216 |
| 48792 | 33C01 | 52.84 | 21 | 4 | 20041217 | 20161216 |
| 52963 | 33C02 | 52.83 | 22 | 33 | 20050202 | 20130201 |
| 52964 | 33C02 | 52.83 | 22 | 34 | 20050202 | 20130201 |
| 52965 | 33C02 | 52.83 | 22 | 35 | 20050202 | 20130201 |
| 52966 | 33C02 | 52.83 | 22 | 36 | 20050202 | 20130201 |
| 52967 | 33C02 | 52.83 | 22 | 37 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 52968 | 33C02 | 52.83 | 22 | 38 | 20050202 | 20130201 |
| 52969 | 33C02 | 52.83 | 22 | 39 | 20050202 | 20130201 |
| 52970 | 33C02 | 52.83 | 22 | 40 | 20050202 | 20130201 |
| 52971 | 33C02 | 52.83 | 22 | 41 | 20050202 | 20130201 |
| 52972 | 33C02 | 52.83 | 22 | 42 | 20050202 | 20130201 |
| 52973 | 33C02 | 52.83 | 22 | 43 | 20050202 | 20130201 |
| 52976 | 33C02 | 52.83 | 22 | 46 | 20050202 | 20130201 |
| 52977 | 33C02 | 52.84 | 21 | 31 | 20050202 | 20130201 |
| 52978 | 33C02 | 52.84 | 21 | 32 | 20050202 | 20130201 |
| 52979 | 33C02 | 52.84 | 21 | 33 | 20050202 | 20130201 |
| 52980 | 33C02 | 52.84 | 21 | 34 | 20050202 | 20130201 |
| 52981 | 33C02 | 52.84 | 21 | 35 | 20050202 | 20130201 |
| 52982 | 33C02 | 52.84 | 21 | 36 | 20050202 | 20130201 |
| 52983 | 33C02 | 52.84 | 21 | 37 | 20050202 | 20130201 |
| 52984 | 33C02 | 52.84 | 21 | 38 | 20050202 | 20130201 |
| 52985 | 33C02 | 52.84 | 21 | 39 | 20050202 | 20130201 |
| 52986 | 33C02 | 52.84 | 21 | 44 | 20050202 | 20130201 |
| 52987 | 33C02 | 52.84 | 21 | 45 | 20050202 | 20130201 |
| 52989 | 33C02 | 52.85 | 20 | 31 | 20050202 | 20130201 |
| 52990 | 33C02 | 52.85 | 20 | 32 | 20050202 | 20130201 |
| 52991 | 33C02 | 52.85 | 20 | 33 | 20050202 | 20130201 |
| 52992 | 33C02 | 52.85 | 20 | 34 | 20050202 | 20130201 |
| 52993 | 33C02 | 52.85 | 20 | 35 | 20050202 | 20130201 |
| 52994 | 33C02 | 52.85 | 20 | 36 | 20050202 | 20130201 |
| 52995 | 33C02 | 52.85 | 20 | 37 | 20050202 | 20130201 |
| 52996 | 33C02 | 52.85 | 20 | 45 | 20050202 | 20130201 |
| 52997 | 33C02 | 52.85 | 20 | 46 | 20050202 | 20130201 |
| 52998 | 33C02 | 52.76 | 30 | 24 | 20050202 | 20130201 |
| 52999 | 33C02 | 52.76 | 30 | 25 | 20050202 | 20130201 |
| 53000 | 33C02 | 52.75 | 30 | 26 | 20050202 | 20130201 |
| 53001 | 33C02 | 52.75 | 30 | 27 | 20050202 | 20130201 |
| 53002 | 33C02 | 52.75 | 30 | 28 | 20050202 | 20130201 |
| 53003 | 33C02 | 52.75 | 30 | 29 | 20050202 | 20130201 |
| 53004 | 33C02 | 52.75 | 30 | 30 | 20050202 | 20130201 |
| 53005 | 33C02 | 52.75 | 30 | 31 | 20050202 | 20130201 |
| 53006 | 33C02 | 52.75 | 30 | 32 | 20050202 | 20130201 |
| 53007 | 33C02 | 52.75 | 30 | 33 | 20050202 | 20130201 |
| 53010 | 33C02 | 52.75 | 30 | 36 | 20050202 | 20130201 |
| 53011 | 33C02 | 52.75 | 30 | 37 | 20050202 | 20130201 |
| 53012 | 33C02 | 52.75 | 30 | 38 | 20050202 | 20130201 |
| 53013 | 33C02 | 52.75 | 30 | 39 | 20050202 | 20130201 |
| 53014 | 33C02 | 52.75 | 30 | 40 | 20050202 | 20130201 |
| 53015 | 33C02 | 52.75 | 30 | 41 | 20050202 | 20130201 |
| 53016 | 33C02 | 52.75 | 30 | 42 | 20050202 | 20130201 |
| 53017 | 33C02 | 52.75 | 30 | 43 | 20050202 | 20130201 |
| 53018 | 33C02 | 52.75 | 30 | 44 | 20050202 | 20130201 |
| 53019 | 33C02 | 52.75 | 30 | 45 | 20050202 | 20130201 |
| 53020 | 33C02 | 52.75 | 30 | 46 | 20050202 | 20130201 |
| 53021 | 33C02 | 52.77 | 29 | 24 | 20050202 | 20130201 |
| 53022 | 33C02 | 52.76 | 29 | 25 | 20050202 | 20130201 |
| 53023 | 33C02 | 52.76 | 29 | 26 | 20050202 | 20130201 |
| 53024 | 33C02 | 52.76 | 29 | 27 | 20050202 | 20130201 |
| 53025 | 33C02 | 52.76 | 29 | 28 | 20050202 | 20130201 |
| 53026 | 33C02 | 52.76 | 29 | 29 | 20050202 | 20130201 |
| 53027 | 33C02 | 52.76 | 29 | 30 | 20050202 | 20130201 |
| 53028 | 33C02 | 52.76 | 29 | 31 | 20050202 | 20130201 |
| 53029 | 33C02 | 52.76 | 29 | 32 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53030 | 33C02 | 52.76 | 29 | 33 | 20050202 | 20130201 |
| 53031 | 33C02 | 52.76 | 29 | 34 | 20050202 | 20130201 |
| 53034 | 33C02 | 52.76 | 29 | 37 | 20050202 | 20130201 |
| 53035 | 33C02 | 52.76 | 29 | 38 | 20050202 | 20130201 |
| 53036 | 33C02 | 52.76 | 29 | 39 | 20050202 | 20130201 |
| 53037 | 33C02 | 52.76 | 29 | 40 | 20050202 | 20130201 |
| 53038 | 33C02 | 52.76 | 29 | 41 | 20050202 | 20130201 |
| 53039 | 33C02 | 52.76 | 29 | 42 | 20050202 | 20130201 |
| 53040 | 33C02 | 52.76 | 29 | 43 | 20050202 | 20130201 |
| 53041 | 33C02 | 52.76 | 29 | 44 | 20050202 | 20130201 |
| 53042 | 33C02 | 52.76 | 29 | 45 | 20050202 | 20130201 |
| 53043 | 33C02 | 52.76 | 29 | 46 | 20050202 | 20130201 |
| 53044 | 33C02 | 52.77 | 28 | 31 | 20050202 | 20130201 |
| 53045 | 33C02 | 52.77 | 28 | 32 | 20050202 | 20130201 |
| 53046 | 33C02 | 52.77 | 28 | 33 | 20050202 | 20130201 |
| 53047 | 33C02 | 52.77 | 28 | 34 | 20050202 | 20130201 |
| 53048 | 33C02 | 52.77 | 28 | 35 | 20050202 | 20130201 |
| 53049 | 33C02 | 52.77 | 28 | 36 | 20050202 | 20130201 |
| 53051 | 33C02 | 52.77 | 28 | 38 | 20050202 | 20130201 |
| 53052 | 33C02 | 52.77 | 28 | 39 | 20050202 | 20130201 |
| 53053 | 33C02 | 52.77 | 28 | 40 | 20050202 | 20130201 |
| 53054 | 33C02 | 52.77 | 28 | 41 | 20050202 | 20130201 |
| 53055 | 33C02 | 52.77 | 28 | 42 | 20050202 | 20130201 |
| 53056 | 33C02 | 52.77 | 28 | 43 | 20050202 | 20130201 |
| 53057 | 33C02 | 52.77 | 28 | 44 | 20050202 | 20130201 |
| 53058 | 33C02 | 52.77 | 28 | 45 | 20050202 | 20130201 |
| 53059 | 33C02 | 52.77 | 28 | 46 | 20050202 | 20130201 |
| 53061 | 33C02 | 52.78 | 27 | 39 | 20050202 | 20130201 |
| 53062 | 33C02 | 52.78 | 27 | 40 | 20050202 | 20130201 |
| 53063 | 33C02 | 52.78 | 27 | 41 | 20050202 | 20130201 |
| 53064 | 33C02 | 52.78 | 27 | 42 | 20050202 | 20130201 |
| 53065 | 33C02 | 52.78 | 27 | 43 | 20050202 | 20130201 |
| 53066 | 33C02 | 52.78 | 27 | 44 | 20050202 | 20130201 |
| 53067 | 33C02 | 52.78 | 27 | 45 | 20050202 | 20130201 |
| 53068 | 33C02 | 52.78 | 27 | 46 | 20050202 | 20130201 |
| 53069 | 33C02 | 52.80 | 25 | 31 | 20050202 | 20130201 |
| 53070 | 33C02 | 52.80 | 25 | 32 | 20050202 | 20130201 |
| 53071 | 33C02 | 52.80 | 25 | 33 | 20050202 | 20130201 |
| 53072 | 33C02 | 52.80 | 25 | 34 | 20050202 | 20130201 |
| 53073 | 33C02 | 52.81 | 24 | 31 | 20050202 | 20130201 |
| 53074 | 33C02 | 52.81 | 24 | 32 | 20050202 | 20130201 |
| 53075 | 33C02 | 52.81 | 24 | 33 | 20050202 | 20130201 |
| 53076 | 33C02 | 52.81 | 24 | 34 | 20050202 | 20130201 |
| 53077 | 33C02 | 52.81 | 24 | 35 | 20050202 | 20130201 |
| 53078 | 33C02 | 52.81 | 24 | 36 | 20050202 | 20130201 |
| 53079 | 33C02 | 52.81 | 24 | 37 | 20050202 | 20130201 |
| 53080 | 33C02 | 52.82 | 23 | 31 | 20050202 | 20130201 |
| 53081 | 33C02 | 52.82 | 23 | 32 | 20050202 | 20130201 |
| 53082 | 33C02 | 52.82 | 23 | 33 | 20050202 | 20130201 |
| 53083 | 33C02 | 52.82 | 23 | 34 | 20050202 | 20130201 |
| 53084 | 33C02 | 52.82 | 23 | 35 | 20050202 | 20130201 |
| 53085 | 33C02 | 52.82 | 23 | 36 | 20050202 | 20130201 |
| 53086 | 33C02 | 52.82 | 23 | 37 | 20050202 | 20130201 |
| 53087 | 33C02 | 52.82 | 23 | 38 | 20050202 | 20130201 |
| 53088 | 33C02 | 52.82 | 23 | 39 | 20050202 | 20130201 |
| 53089 | 33C02 | 52.82 | 23 | 40 | 20050202 | 20130201 |
| 53090 | 33C02 | 52.82 | 23 | 41 | 20050202 | 20130201 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53091 | 33C02 | 52.82 | 23 | 42 | 20050202 | 20130201 |
| 53093 | 33C02 | 52.82 | 23 | 44 | 20050202 | 20130201 |
| 53094 | 33C02 | 52.82 | 23 | 45 | 20050202 | 20130201 |
| 53095 | 33C02 | 52.82 | 23 | 46 | 20050202 | 20130201 |
| 53096 | 33C02 | 52.83 | 22 | 31 | 20050202 | 20130201 |
| 53097 | 33C02 | 52.83 | 22 | 32 | 20050202 | 20130201 |
| 53209 | 33C07 | 52.75 | 1 | 23 | 20050209 | 20130208 |
| 53210 | 33C07 | 52.75 | 1 | 24 | 20050209 | 20130208 |
| 53211 | 33C07 | 52.75 | 1 | 25 | 20050209 | 20130208 |
| 53212 | 33C07 | 52.75 | 1 | 26 | 20050209 | 20130208 |
| 53213 | 33C07 | 52.74 | 1 | 27 | 20050209 | 20130208 |
| 53214 | 33C07 | 52.74 | 1 | 28 | 20050209 | 20130208 |
| 53215 | 33C07 | 52.74 | 1 | 29 | 20050209 | 20130208 |
| 53216 | 33C07 | 52.74 | 1 | 30 | 20050209 | 20130208 |
| 53217 | 33C07 | 52.74 | 2 | 20 | 20050209 | 20130208 |
| 53218 | 33C07 | 52.74 | 2 | 21 | 20050209 | 20130208 |
| 53219 | 33C07 | 52.74 | 2 | 22 | 20050209 | 20130208 |
| 53220 | 33C07 | 52.74 | 2 | 23 | 20050209 | 20130208 |
| 53221 | 33C07 | 52.74 | 2 | 24 | 20050209 | 20130208 |
| 53222 | 33C07 | 52.74 | 2 | 25 | 20050209 | 20130208 |
| 53223 | 33C07 | 52.74 | 2 | 26 | 20050209 | 20130208 |
| 53224 | 33C07 | 52.74 | 2 | 27 | 20050209 | 20130208 |
| 53225 | 33C07 | 52.74 | 2 | 28 | 20050209 | 20130208 |
| 53226 | 33C07 | 52.73 | 2 | 29 | 20050209 | 20130208 |
| 53227 | 33C07 | 52.73 | 2 | 30 | 20050209 | 20130208 |
| 53228 | 33C07 | 52.73 | 3 | 18 | 20050209 | 20130208 |
| 53229 | 33C07 | 52.73 | 3 | 19 | 20050209 | 20130208 |
| 53230 | 33C07 | 52.73 | 3 | 20 | 20050209 | 20130208 |
| 53231 | 33C07 | 52.73 | 3 | 21 | 20050209 | 20130208 |
| 53232 | 33C07 | 52.73 | 3 | 22 | 20050209 | 20130208 |
| 53233 | 33C07 | 52.73 | 3 | 23 | 20050209 | 20130208 |
| 53234 | 33C07 | 52.73 | 3 | 24 | 20050209 | 20130208 |
| 53235 | 33C07 | 52.73 | 3 | 25 | 20050209 | 20130208 |
| 53236 | 33C07 | 52.73 | 3 | 26 | 20050209 | 20130208 |
| 53237 | 33C07 | 52.73 | 3 | 27 | 20050209 | 20130208 |
| 53238 | 33C07 | 52.73 | 3 | 28 | 20050209 | 20130208 |
| 53239 | 33C07 | 52.73 | 3 | 29 | 20050209 | 20130208 |
| 53240 | 33C07 | 52.72 | 3 | 30 | 20050209 | 20130208 |
| 53241 | 33C07 | 52.72 | 4 | 18 | 20050209 | 20130208 |
| 53242 | 33C07 | 52.72 | 4 | 19 | 20050209 | 20130208 |
| 53243 | 33C07 | 52.72 | 4 | 20 | 20050209 | 20130208 |
| 53244 | 33C07 | 52.72 | 4 | 21 | 20050209 | 20130208 |
| 53245 | 33C07 | 52.72 | 4 | 22 | 20050209 | 20130208 |
| 53246 | 33C07 | 52.72 | 4 | 23 | 20050209 | 20130208 |
| 53247 | 33C07 | 52.72 | 4 | 24 | 20050209 | 20130208 |
| 53248 | 33C07 | 52.72 | 4 | 25 | 20050209 | 20130208 |
| 53249 | 33C07 | 52.72 | 4 | 26 | 20050209 | 20130208 |
| 53250 | 33C07 | 52.72 | 4 | 27 | 20050209 | 20130208 |
| 53251 | 33C07 | 52.72 | 4 | 28 | 20050209 | 20130208 |
| 53252 | 33C07 | 52.71 | 5 | 18 | 20050209 | 20130208 |
| 53253 | 33C07 | 52.71 | 5 | 19 | 20050209 | 20130208 |
| 53254 | 33C07 | 52.71 | 5 | 20 | 20050209 | 20130208 |
| 53255 | 33C07 | 52.71 | 5 | 21 | 20050209 | 20130208 |
| 53256 | 33C07 | 52.71 | 5 | 22 | 20050209 | 20130208 |
| 53257 | 33C07 | 52.71 | 5 | 23 | 20050209 | 20130208 |
| 53258 | 33C07 | 52.71 | 5 | 24 | 20050209 | 20130208 |
| 53259 | 33C07 | 52.71 | 5 | 25 | 20050209 | 20130208 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 53260 | 33C07 | 52.71 | 5 | 26 | 20050209 | 20130208 |
| 53261 | 33C07 | 52.70 | 6 | 18 | 20050209 | 20130208 |
| 53262 | 33C07 | 52.70 | 6 | 19 | 20050209 | 20130208 |
| 53263 | 33C07 | 52.70 | 6 | 20 | 20050209 | 20130208 |
| 53264 | 33C07 | 52.70 | 6 | 21 | 20050209 | 20130208 |
| 53265 | 33C07 | 52.70 | 6 | 22 | 20050209 | 20130208 |
| 53266 | 33C07 | 52.70 | 6 | 23 | 20050209 | 20130208 |
| 53267 | 33C07 | 52.70 | 6 | 24 | 20050209 | 20130208 |
| 53268 | 33C07 | 52.70 | 6 | 25 | 20050209 | 20130208 |
| 53269 | 33C07 | 52.69 | 7 | 18 | 20050209 | 20130208 |
| 53270 | 33C07 | 52.69 | 7 | 19 | 20050209 | 20130208 |
| 53271 | 33C07 | 52.69 | 7 | 20 | 20050209 | 20130208 |
| 53272 | 33C07 | 52.69 | 7 | 21 | 20050209 | 20130208 |
| 53273 | 33C07 | 52.69 | 7 | 22 | 20050209 | 20130208 |
| 53274 | 33C07 | 52.69 | 7 | 23 | 20050209 | 20130208 |
| 53275 | 33C07 | 52.68 | 8 | 18 | 20050209 | 20130208 |
| 53276 | 33C07 | 52.68 | 8 | 19 | 20050209 | 20130208 |
| 53277 | 33C07 | 52.68 | 8 | 20 | 20050209 | 20130208 |
| 53278 | 33C07 | 52.68 | 8 | 21 | 20050209 | 20130208 |
| 53279 | 33C07 | 52.68 | 8 | 22 | 20050209 | 20130208 |
| 53280 | 33C07 | 52.68 | 8 | 23 | 20050209 | 20130208 |
| 53281 | 33C07 | 52.67 | 9 | 18 | 20050209 | 20130208 |
| 53282 | 33C07 | 52.67 | 9 | 19 | 20050209 | 20130208 |
| 53283 | 33C07 | 52.74 | 1 | 31 | 20050209 | 20130208 |
| 53284 | 33C07 | 52.74 | 1 | 32 | 20050209 | 20130208 |
| 53286 | 33C07 | 52.73 | 2 | 31 | 20050209 | 20130208 |
| 53288 | 33C07 | 52.73 | 2 | 33 | 20050209 | 20130208 |
| 63397 | 33C07 | 52.65 | 11 | 16 | 20050425 | 20130424 |
| 63398 | 33C07 | 52.65 | 11 | 17 | 20050425 | 20130424 |
| 63399 | 33C07 | 52.65 | 11 | 18 | 20050425 | 20130424 |
| 63400 | 33C07 | 52.65 | 11 | 19 | 20050425 | 20130424 |
| 63416 | 33C07 | 52.64 | 12 | 16 | 20050425 | 20130424 |
| 63417 | 33C07 | 52.64 | 12 | 17 | 20050425 | 20130424 |
| 63418 | 33C07 | 52.64 | 12 | 18 | 20050425 | 20130424 |
| 63420 | 33C07 | 52.73 | 3 | 15 | 20050425 | 20130424 |
| 63421 | 33C07 | 52.73 | 3 | 16 | 20050425 | 20130424 |
| 63422 | 33C07 | 52.73 | 3 | 17 | 20050425 | 20130424 |
| 63423 | 33C07 | 52.72 | 4 | 15 | 20050425 | 20130424 |
| 63424 | 33C07 | 52.72 | 4 | 16 | 20050425 | 20130424 |
| 63425 | 33C07 | 52.72 | 4 | 17 | 20050425 | 20130424 |
| 63426 | 33C07 | 52.71 | 5 | 1 | 20050425 | 20130424 |
| 63427 | 33C07 | 52.71 | 5 | 2 | 20050425 | 20130424 |
| 63428 | 33C07 | 52.71 | 5 | 3 | 20050425 | 20130424 |
| 63429 | 33C07 | 52.71 | 5 | 4 | 20050425 | 20130424 |
| 63430 | 33C07 | 52.71 | 5 | 5 | 20050425 | 20130424 |
| 63431 | 33C07 | 52.71 | 5 | 6 | 20050425 | 20130424 |
| 63432 | 33C07 | 52.71 | 5 | 7 | 20050425 | 20130424 |
| 63433 | 33C07 | 52.71 | 5 | 8 | 20050425 | 20130424 |
| 63434 | 33C07 | 52.71 | 5 | 9 | 20050425 | 20130424 |
| 63435 | 33C07 | 52.71 | 5 | 10 | 20050425 | 20130424 |
| 63436 | 33C07 | 52.71 | 5 | 11 | 20050425 | 20130424 |
| 63437 | 33C07 | 52.71 | 5 | 12 | 20050425 | 20130424 |
| 63438 | 33C07 | 52.71 | 5 | 13 | 20050425 | 20130424 |
| 63439 | 33C07 | 52.71 | 5 | 14 | 20050425 | 20130424 |
| 63440 | 33C07 | 52.71 | 5 | 15 | 20050425 | 20130424 |
| 63441 | 33C07 | 52.71 | 5 | 16 | 20050425 | 20130424 |
| 63442 | 33C07 | 52.71 | 5 | 17 | 20050425 | 20130424 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63443 | 33C07 | 52.70 | 6 | 1 | 20050425 | 20130424 |
| 63444 | 33C07 | 52.70 | 6 | 2 | 20050425 | 20130424 |
| 63445 | 33C07 | 52.70 | 6 | 3 | 20050425 | 20130424 |
| 63446 | 33C07 | 52.70 | 6 | 4 | 20050425 | 20130424 |
| 63447 | 33C07 | 52.70 | 6 | 5 | 20050425 | 20130424 |
| 63448 | 33C07 | 52.70 | 6 | 6 | 20050425 | 20130424 |
| 63449 | 33C07 | 52.70 | 6 | 7 | 20050425 | 20130424 |
| 63450 | 33C07 | 52.70 | 6 | 8 | 20050425 | 20130424 |
| 63451 | 33C07 | 52.70 | 6 | 9 | 20050425 | 20130424 |
| 63452 | 33C07 | 52.70 | 6 | 10 | 20050425 | 20130424 |
| 63453 | 33C07 | 52.70 | 6 | 11 | 20050425 | 20130424 |
| 63454 | 33C07 | 52.70 | 6 | 12 | 20050425 | 20130424 |
| 63455 | 33C07 | 52.70 | 6 | 13 | 20050425 | 20130424 |
| 63456 | 33C07 | 52.70 | 6 | 14 | 20050425 | 20130424 |
| 63457 | 33C07 | 52.70 | 6 | 15 | 20050425 | 20130424 |
| 63458 | 33C07 | 52.70 | 6 | 16 | 20050425 | 20130424 |
| 63459 | 33C07 | 52.70 | 6 | 17 | 20050425 | 20130424 |
| 63460 | 33C07 | 52.69 | 7 | 1 | 20050425 | 20130424 |
| 63461 | 33C07 | 52.69 | 7 | 2 | 20050425 | 20130424 |
| 63462 | 33C07 | 52.69 | 7 | 3 | 20050425 | 20130424 |
| 63463 | 33C07 | 52.69 | 7 | 4 | 20050425 | 20130424 |
| 63464 | 33C07 | 52.69 | 7 | 5 | 20050425 | 20130424 |
| 63465 | 33C07 | 52.69 | 7 | 6 | 20050425 | 20130424 |
| 63466 | 33C07 | 52.69 | 7 | 7 | 20050425 | 20130424 |
| 63467 | 33C07 | 52.69 | 7 | 8 | 20050425 | 20130424 |
| 63468 | 33C07 | 52.69 | 7 | 9 | 20050425 | 20130424 |
| 63469 | 33C07 | 52.69 | 7 | 10 | 20050425 | 20130424 |
| 63470 | 33C07 | 52.69 | 7 | 11 | 20050425 | 20130424 |
| 63471 | 33C07 | 52.69 | 7 | 12 | 20050425 | 20130424 |
| 63472 | 33C07 | 52.69 | 7 | 13 | 20050425 | 20130424 |
| 63473 | 33C07 | 52.69 | 7 | 14 | 20050425 | 20130424 |
| 63474 | 33C07 | 52.69 | 7 | 15 | 20050425 | 20130424 |
| 63475 | 33C07 | 52.69 | 7 | 16 | 20050425 | 20130424 |
| 63476 | 33C07 | 52.69 | 7 | 17 | 20050425 | 20130424 |
| 63492 | 33C07 | 52.68 | 8 | 16 | 20050425 | 20130424 |
| 63493 | 33C07 | 52.68 | 8 | 17 | 20050425 | 20130424 |
| 63509 | 33C07 | 52.67 | 9 | 16 | 20050425 | 20130424 |
| 63510 | 33C07 | 52.67 | 9 | 17 | 20050425 | 20130424 |
| 63511 | 33C07 | 52.67 | 9 | 20 | 20050425 | 20130424 |
| 63512 | 33C07 | 52.67 | 9 | 21 | 20050425 | 20130424 |
| 63528 | 33C07 | 52.66 | 10 | 16 | 20050425 | 20130424 |
| 63529 | 33C07 | 52.66 | 10 | 17 | 20050425 | 20130424 |
| 63530 | 33C07 | 52.66 | 10 | 18 | 20050425 | 20130424 |
| 63531 | 33C07 | 52.66 | 10 | 19 | 20050425 | 20130424 |
| 63925 | 33C07 | 52.75 | 1 | 15 | 20050425 | 20130424 |
| 63926 | 33C07 | 52.75 | 1 | 16 | 20050425 | 20130424 |
| 63927 | 33C07 | 52.75 | 1 | 17 | 20050425 | 20130424 |
| 63928 | 33C07 | 52.75 | 1 | 18 | 20050425 | 20130424 |
| 63929 | 33C07 | 52.75 | 1 | 19 | 20050425 | 20130424 |
| 63930 | 33C07 | 52.75 | 1 | 20 | 20050425 | 20130424 |
| 63931 | 33C07 | 52.75 | 1 | 21 | 20050425 | 20130424 |
| 63932 | 33C07 | 52.75 | 1 | 22 | 20050425 | 20130424 |
| 63933 | 33C07 | 52.74 | 2 | 12 | 20050425 | 20130424 |
| 63934 | 33C07 | 52.74 | 2 | 13 | 20050425 | 20130424 |
| 63935 | 33C07 | 52.74 | 2 | 14 | 20050425 | 20130424 |
| 63936 | 33C07 | 52.74 | 2 | 15 | 20050425 | 20130424 |
| 63937 | 33C07 | 52.74 | 2 | 16 | 20050425 | 20130424 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63938 | 33C07 | 52.74 | 2 | 17 | 20050425 | 20130424 |
| 63939 | 33C07 | 52.74 | 2 | 18 | 20050425 | 20130424 |
| 63940 | 33C07 | 52.74 | 2 | 19 | 20050425 | 20130424 |
| 63941 | 33C07 | 52.73 | 3 | 10 | 20050425 | 20130424 |
| 63942 | 33C07 | 52.73 | 3 | 11 | 20050425 | 20130424 |
| 63943 | 33C07 | 52.73 | 3 | 12 | 20050425 | 20130424 |
| 63944 | 33C07 | 52.73 | 3 | 13 | 20050425 | 20130424 |
| 63945 | 33C07 | 52.73 | 3 | 14 | 20050425 | 20130424 |
| 63946 | 33C07 | 52.72 | 4 | 8 | 20050425 | 20130424 |
| 63947 | 33C07 | 52.72 | 4 | 9 | 20050425 | 20130424 |
| 63948 | 33C07 | 52.72 | 4 | 10 | 20050425 | 20130424 |
| 63949 | 33C07 | 52.72 | 4 | 11 | 20050425 | 20130424 |
| 63950 | 33C07 | 52.72 | 4 | 12 | 20050425 | 20130424 |
| 63951 | 33C07 | 52.72 | 4 | 13 | 20050425 | 20130424 |
| 63952 | 33C07 | 52.72 | 4 | 14 | 20050425 | 20130424 |
| 63953 | 33C02 | 52.76 | 30 | 17 | 20050427 | 20130426 |
| 63954 | 33C02 | 52.76 | 30 | 18 | 20050427 | 20130426 |
| 63955 | 33C02 | 52.76 | 30 | 19 | 20050427 | 20130426 |
| 63956 | 33C02 | 52.76 | 30 | 20 | 20050427 | 20130426 |
| 63957 | 33C02 | 52.76 | 30 | 21 | 20050427 | 20130426 |
| 63958 | 33C02 | 52.76 | 30 | 22 | 20050427 | 20130426 |
| 63959 | 33C02 | 52.76 | 30 | 23 | 20050427 | 20130426 |
| 63960 | 33C02 | 52.77 | 29 | 19 | 20050427 | 20130426 |
| 63961 | 33C02 | 52.77 | 29 | 20 | 20050427 | 20130426 |
| 63962 | 33C02 | 52.77 | 29 | 21 | 20050427 | 20130426 |
| 63963 | 33C02 | 52.77 | 29 | 22 | 20050427 | 20130426 |
| 63964 | 33C02 | 52.77 | 29 | 23 | 20050427 | 20130426 |
| 63965 | 33C02 | 52.78 | 28 | 19 | 20050427 | 20130426 |
| 63966 | 33C02 | 52.78 | 28 | 20 | 20050427 | 20130426 |
| 63967 | 33C02 | 52.78 | 28 | 21 | 20050427 | 20130426 |
| 63968 | 33C02 | 52.78 | 28 | 22 | 20050427 | 20130426 |
| 63969 | 33C02 | 52.78 | 28 | 23 | 20050427 | 20130426 |
| 63970 | 33C02 | 52.77 | 28 | 24 | 20050427 | 20130426 |
| 63971 | 33C02 | 52.77 | 28 | 25 | 20050427 | 20130426 |
| 63972 | 33C02 | 52.77 | 28 | 26 | 20050427 | 20130426 |
| 63973 | 33C02 | 52.77 | 28 | 27 | 20050427 | 20130426 |
| 63974 | 33C02 | 52.77 | 28 | 28 | 20050427 | 20130426 |
| 63975 | 33C02 | 52.77 | 28 | 29 | 20050427 | 20130426 |
| 63976 | 33C02 | 52.77 | 28 | 30 | 20050427 | 20130426 |
| 63977 | 33C02 | 52.79 | 27 | 21 | 20050427 | 20130426 |
| 63978 | 33C02 | 52.79 | 27 | 22 | 20050427 | 20130426 |
| 63979 | 33C02 | 52.78 | 27 | 23 | 20050427 | 20130426 |
| 63980 | 33C02 | 52.78 | 27 | 24 | 20050427 | 20130426 |
| 63981 | 33C02 | 52.78 | 27 | 25 | 20050427 | 20130426 |
| 63982 | 33C02 | 52.78 | 27 | 26 | 20050427 | 20130426 |
| 63983 | 33C02 | 52.78 | 27 | 27 | 20050427 | 20130426 |
| 63984 | 33C02 | 52.78 | 27 | 28 | 20050427 | 20130426 |
| 63985 | 33C02 | 52.78 | 27 | 29 | 20050427 | 20130426 |
| 63986 | 33C02 | 52.78 | 27 | 30 | 20050427 | 20130426 |
| 63987 | 33C02 | 52.78 | 27 | 31 | 20050427 | 20130426 |
| 63988 | 33C02 | 52.78 | 27 | 32 | 20050427 | 20130426 |
| 63989 | 33C02 | 52.78 | 27 | 33 | 20050427 | 20130426 |
| 63990 | 33C02 | 52.78 | 27 | 34 | 20050427 | 20130426 |
| 63991 | 33C02 | 52.78 | 27 | 35 | 20050427 | 20130426 |
| 63992 | 33C02 | 52.78 | 27 | 36 | 20050427 | 20130426 |
| 63993 | 33C02 | 52.78 | 27 | 47 | 20050427 | 20130426 |
| 63994 | 33C02 | 47.46 | 27 | 48 | 20050427 | 20130426 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 63995 | 33C02 | 19.37 | 27 | 49 | 20050427 | 20130426 |
| 63996 | 33C02 | 52.80 | 26 | 21 | 20050427 | 20130426 |
| 63997 | 33C02 | 52.79 | 26 | 22 | 20050427 | 20130426 |
| 63998 | 33C02 | 52.79 | 26 | 23 | 20050427 | 20130426 |
| 63999 | 33C02 | 52.79 | 26 | 24 | 20050427 | 20130426 |
| 64000 | 33C02 | 52.79 | 26 | 25 | 20050427 | 20130426 |
| 64001 | 33C02 | 52.79 | 26 | 26 | 20050427 | 20130426 |
| 64002 | 33C02 | 52.79 | 26 | 27 | 20050427 | 20130426 |
| 64003 | 33C02 | 52.79 | 26 | 28 | 20050427 | 20130426 |
| 64004 | 33C02 | 52.79 | 26 | 29 | 20050427 | 20130426 |
| 64005 | 33C02 | 52.79 | 26 | 30 | 20050427 | 20130426 |
| 64006 | 33C02 | 52.79 | 26 | 31 | 20050427 | 20130426 |
| 64007 | 33C02 | 52.79 | 26 | 32 | 20050427 | 20130426 |
| 64008 | 33C02 | 52.79 | 26 | 33 | 20050427 | 20130426 |
| 64009 | 33C02 | 52.79 | 26 | 34 | 20050427 | 20130426 |
| 64010 | 33C02 | 52.79 | 26 | 35 | 20050427 | 20130426 |
| 64011 | 33C02 | 52.79 | 26 | 36 | 20050427 | 20130426 |
| 64012 | 33C02 | 52.79 | 26 | 37 | 20050427 | 20130426 |
| 64013 | 33C02 | 52.79 | 26 | 41 | 20050427 | 20130426 |
| 64014 | 33C02 | 52.79 | 26 | 42 | 20050427 | 20130426 |
| 64015 | 33C02 | 52.79 | 26 | 43 | 20050427 | 20130426 |
| 64016 | 33C02 | 52.79 | 26 | 44 | 20050427 | 20130426 |
| 64017 | 33C02 | 52.79 | 26 | 45 | 20050427 | 20130426 |
| 64018 | 33C02 | 52.79 | 26 | 46 | 20050427 | 20130426 |
| 64019 | 33C02 | 52.79 | 26 | 47 | 20050427 | 20130426 |
| 64020 | 33C02 | 52.79 | 26 | 48 | 20050427 | 20130426 |
| 64021 | 33C02 | 50.80 | 26 | 49 | 20050427 | 20130426 |
| 64022 | 33C02 | 52.80 | 25 | 27 | 20050427 | 20130426 |
| 64023 | 33C02 | 52.80 | 25 | 28 | 20050427 | 20130426 |
| 64024 | 33C02 | 52.80 | 25 | 29 | 20050427 | 20130426 |
| 64025 | 33C02 | 52.80 | 25 | 30 | 20050427 | 20130426 |
| 64026 | 33C02 | 52.80 | 25 | 35 | 20050427 | 20130426 |
| 64027 | 33C02 | 52.80 | 25 | 36 | 20050427 | 20130426 |
| 64028 | 33C02 | 52.80 | 25 | 37 | 20050427 | 20130426 |
| 64029 | 33C02 | 52.80 | 25 | 38 | 20050427 | 20130426 |
| 64030 | 33C02 | 52.80 | 25 | 41 | 20050427 | 20130426 |
| 64031 | 33C02 | 52.80 | 25 | 42 | 20050427 | 20130426 |
| 64032 | 33C02 | 52.80 | 25 | 43 | 20050427 | 20130426 |
| 64033 | 33C02 | 52.80 | 25 | 44 | 20050427 | 20130426 |
| 64034 | 33C02 | 52.80 | 25 | 45 | 20050427 | 20130426 |
| 64035 | 33C02 | 52.80 | 25 | 46 | 20050427 | 20130426 |
| 64036 | 33C02 | 52.80 | 25 | 47 | 20050427 | 20130426 |
| 64037 | 33C02 | 52.80 | 25 | 48 | 20050427 | 20130426 |
| 64038 | 33C02 | 52.80 | 25 | 49 | 20050427 | 20130426 |
| 64039 | 33C02 | 24.88 | 25 | 50 | 20050427 | 20130426 |
| 64040 | 33C02 | 52.81 | 24 | 27 | 20050427 | 20130426 |
| 64041 | 33C02 | 52.81 | 24 | 28 | 20050427 | 20130426 |
| 64042 | 33C02 | 52.81 | 24 | 29 | 20050427 | 20130426 |
| 64043 | 33C02 | 52.81 | 24 | 30 | 20050427 | 20130426 |
| 64044 | 33C02 | 52.81 | 24 | 38 | 20050427 | 20130426 |
| 64045 | 33C02 | 52.81 | 24 | 39 | 20050427 | 20130426 |
| 64046 | 33C02 | 52.81 | 24 | 43 | 20050427 | 20130426 |
| 64047 | 33C02 | 52.81 | 24 | 44 | 20050427 | 20130426 |
| 64048 | 33C02 | 52.81 | 24 | 45 | 20050427 | 20130426 |
| 64049 | 33C02 | 52.81 | 24 | 46 | 20050427 | 20130426 |
| 64050 | 33C02 | 52.81 | 24 | 47 | 20050427 | 20130426 |
| 64051 | 33C02 | 52.81 | 24 | 48 | 20050427 | 20130426 |

| Claim No | NTS | Surface (ha) | Row | Column | Recording Date | Expiration Date |
|---|---|---|---|---|---|---|
| 64052 | 33C02 | 52.81 | 24 | 49 | 20050427 | 20130426 |
| 64053 | 33C02 | 52.81 | 24 | 50 | 20050427 | 20130426 |
| 64054 | 33C02 | 52.82 | 23 | 27 | 20050427 | 20130426 |
| 64055 | 33C02 | 52.82 | 23 | 28 | 20050427 | 20130426 |
| 64056 | 33C02 | 52.82 | 23 | 29 | 20050427 | 20130426 |
| 64057 | 33C02 | 52.82 | 23 | 30 | 20050427 | 20130426 |
| 64058 | 33C02 | 52.82 | 23 | 47 | 20050427 | 20130426 |
| 64059 | 33C02 | 52.82 | 23 | 48 | 20050427 | 20130426 |
| 64060 | 33C02 | 52.82 | 23 | 49 | 20050427 | 20130426 |
| 64061 | 33C02 | 52.82 | 23 | 50 | 20050427 | 20130426 |
| 64062 | 33C02 | 52.83 | 22 | 47 | 20050427 | 20130426 |
| 64063 | 33C02 | 52.83 | 22 | 48 | 20050427 | 20130426 |
| 64064 | 33C02 | 52.83 | 22 | 49 | 20050427 | 20130426 |
| 64065 | 33C02 | 52.83 | 22 | 50 | 20050427 | 20130426 |
| 64066 | 33C02 | 52.84 | 21 | 48 | 20050427 | 20130426 |
| 64067 | 33C02 | 52.84 | 21 | 49 | 20050427 | 20130426 |
| 64068 | 33C02 | 52.84 | 21 | 50 | 20050427 | 20130426 |
| 64185 | 33C02 | 52.82 | 23 | 51 | 20050509 | 20150508 |
| 64186 | 33C02 | 52.82 | 23 | 52 | 20050509 | 20150508 |
| 64187 | 33C02 | 52.82 | 23 | 53 | 20050509 | 20150508 |
| 64188 | 33C02 | 52.82 | 23 | 54 | 20050509 | 20150508 |
| 64189 | 33C02 | 52.83 | 22 | 51 | 20050509 | 20150508 |
| 64190 | 33C02 | 52.83 | 22 | 52 | 20050509 | 20150508 |
| 64191 | 33C02 | 52.83 | 22 | 53 | 20050509 | 20150508 |
| 64192 | 33C02 | 52.83 | 22 | 54 | 20050509 | 20150508 |
| 64193 | 33C02 | 52.83 | 22 | 55 | 20050509 | 20150508 |
| 64194 | 33C02 | 52.83 | 22 | 56 | 20050509 | 20150508 |
| 64195 | 33C02 | 52.83 | 22 | 57 | 20050509 | 20150508 |
| 64196 | 33C02 | 52.83 | 22 | 58 | 20050509 | 20150508 |
| 64197 | 33C02 | 52.84 | 21 | 51 | 20050509 | 20150508 |
| 64198 | 33C02 | 52.84 | 21 | 52 | 20050509 | 20150508 |
| 64199 | 33C02 | 52.84 | 21 | 53 | 20050509 | 20150508 |
| 64200 | 33C02 | 52.84 | 21 | 54 | 20050509 | 20150508 |
| 64201 | 33C02 | 52.84 | 21 | 55 | 20050509 | 20150508 |
| 64202 | 33C02 | 52.84 | 21 | 56 | 20050509 | 20150508 |
| 64203 | 33C02 | 52.85 | 20 | 49 | 20050509 | 20150508 |
| 64204 | 33C02 | 52.85 | 20 | 50 | 20050509 | 20150508 |
| 64205 | 33C02 | 52.85 | 20 | 51 | 20050509 | 20150508 |
| 64206 | 33C02 | 52.85 | 20 | 52 | 20050509 | 20150508 |
| 64207 | 33C02 | 52.85 | 20 | 53 | 20050509 | 20150508 |
| 64208 | 33C02 | 52.86 | 19 | 51 | 20050509 | 20150508 |
| 64209 | 33C02 | 52.86 | 19 | 52 | 20050509 | 20150508 |
| 90441 | 33C02 | 52.81 | 24 | 54 | 20050919 | 20130918 |
| 90442 | 33C02 | 41.23 | 25 | 51 | 20050919 | 20130918 |
| 90443 | 33C02 | 52.80 | 25 | 52 | 20050919 | 20130918 |
| 90444 | 33C02 | 52.80 | 25 | 53 | 20050919 | 20130918 |
| 90445 | 33C02 | 52.80 | 25 | 54 | 20050919 | 20130918 |
| 90446 | 33C02 | 52.81 | 24 | 51 | 20050919 | 20130918 |
| 90447 | 33C02 | 52.81 | 24 | 52 | 20050919 | 20130918 |
| 90448 | 33C02 | 52.81 | 24 | 53 | 20050919 | 20130918 |

## *Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)*

Gouvernement du Québec
Ministère des Ressources naturelles
**Direction de la géologie**

# Légende générale de la carte géologique

## - Édition revue et augmentée -

**Kamal N.M. Sharma**
**coordonnateur**

SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

**MB 96-28**

## Tableau 5 — Roches felsiques / acides

| ROCHES FELSIQUES / ACIDES 1 | | | |
|---|---|---|---|
| **I1** **ROCHES INTRUSIVES FELSIQUES** | | **ROCHES VOLCANIQUES FELSIQUES** | **V1** |
| **I1A** Granite à feldspath alcalin | ← | → Rhyolite à feldspath alcalin | **V1A** |
| **I1B** Granite | ← | → Rhyolite | **V1B** |
| **I1C** Granodiorite | ← | → Rhyodacite | **V1C** |
| **I1D** Tonalite | ← | → Dacite | **V1D** |
| **I1E** Trondhjémite | | Rhyolite comenditique | **V1BC** |
| **I1F** Aplite | | Rhyolite pantelléritique | **V1BP** |
| **I1G** Pegmatite (granitique) | | Trachydacite | **V1E** |
| **I1H** Granophyre | | | |
| **I1I** Granitoïde riche en quartz | | | |
| **I1J** Quartzolite (silexite) | | | |
| **I1K** Alaskite | | | |
| **I1L** Syéno-granite | | | |
| **I1M** Monzo-granite | | | |
| **I1N** Filon / veine de quartz | | | |
| **I1O** Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin) | | | |
| **I1P** Granite à hypersthène (charnockite) | | | |
| **I1Q** Syéno-granite à hypersthène | | | |
| **I1R** Monzo-granite à hypersthène (farsundite) | | | |
| **I1S** Granodiorite à hypersthène (opdalite ou charno-enderbite | | | |
| **I1T** Tonalite à hypersthène (enderbite) | | | |

←→ indique les termes intrusifs et volcaniques équivalents

## Tableau 6 — Roches intermédiaires

| ROCHES INTERMÉDIAIRES 2 | | | | | | |
|---|---|---|---|---|---|---|
| **I2** | **ROCHES INTRUSIVES INTERMÉDIAIRES** | | | **ROCHES VOLCANIQUES INTERMÉDIAIRES** | **V2** |
| **I2A** | Syénite quartzifère à feldspath alcalin | ← | → | Trachyte quartzifère à feldspath alcalin | **V2A** |
| **I2B** | Syénite à feldspath alcalin | ← | → | Trachyte à feldspath alcalin | **V2B** |
| **I2C** | Syénite quartzifère | ← | → | Trachyte quartzifère | **V2C** |
| **I2D** | Syénite | ← | → | Trachyte | **V2D** |
| **I2E** | Monzonite quartzifère | ← | → | Latite quartzifère | **V2E** |
| **I2F** | Monzonite | ← | → | Latite | **V2FL** |
| **I2G** | Monzodiorite quartzifère | ← | → | (Andésite) | **(V2J)** |
| **I2H** | Monzodiorite | ← | → | (Andésite) | **(V2J)** |
| **I2I** | Diorite quartzifère | ← | → | (Andésite) | **(V2J)** |
| **I2J** | Diorite | ← | → | Andésite | **V2J** |
| **I2K** | Monzosyénite | | | Icelandite | **V2JI** |
| **I2BR** | Syénite foïdifère à feldspath alcalin | | | Trachyte foïdifère à feldspath alcalin | **V2BR** |
| **I2DR** | Syénite foïdifère | | | Trachyte foïdifère | **V2DR** |
| **I2DF** | Syénite foïdique | | | Phonolite | **V2G** |
| **I2KF** | Monzosyénite foïdique | | | Phonolite téphritique | **V2GT** |
| **I2FR** | Monzonite foïdifère | | | Latite foïdifère | **V2LR** |
| **I2HR** | Monzodiorite foïdifère | | | Trachyandesite | **V2F** |
| **I2HF** | Monzodiorite foïdique | | | Benmoreïte | **V2FB** |
| **I2JR** | Diorite foïdifère | | | Trachyte comenditique | **V2DC** |
| **I2JF** | Diorite foïdique | | | Trachyte pantelléritique | **V2DP** |
| **I2M** | Syénite à feldspath alcalin avec hypersthène | | | | |
| **I2N** | Syénite à hypersthène | | | | |
| **I2O** | Monzonite à hypersthène (mangérite) | | | | |
| **I2P** | Monzodiorite à hypersthène (jotunite) | | | | |
| **I2Q** | Diorite à hypersthène | | | | |

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

## Tableau 7 – Roches mafiques / basiques

| ROCHES MAFIQUES / BASIQUES 3 | | | |
|---|---|---|---|
| **I3** | **ROCHES INTRUSIVES MAFIQUES** | **ROCHES VOLCANIQUES MAFIQUES** | **V3** |
| **I3A** | Gabbro | Basalte andésitique/Andésite basaltique | **V3A** |
| **I3B** | Diabase | Icelandite basaltique | **V3AI** |
| **I3C** | Monzogabbro | Basalte | **V3B** |
| **I3D** | Ferrogabbro | Basalte à quartz | **V3C** |
| **I3E** | Gabbro à quartz | Trachybasalte | **V3D** |
| **I3F** | Diabase à quartz | Hawaiite | **V3DH** |
| **I3G** | Anorthosite | Trachybasalte potassique | **V3DK** |
| **I3H** | Anorthosite gabbroïque | Basalte à olivine | **V3E** |
| **I3I** | Gabbro anorthositique | Basalte magnésien (> 9 % MgO) | **V3F** |
| **I3J** | Norite | Trachyandésite basaltique | **V3G** |
| **I3P** | Leuconorite | Mugéarite | **V3GM** |
| **I3K** | Gabbro à olivine | Shoshonite | **V3GS** |
| **I3L** | Norite à olivine | Basanite | **V3H** |
| **I3M** | Diabase à olivine | Basanite phonolitique | **V3HP** |
| **I3N** | Troctolite | Téphrite | **V3I** |
| **I3O** | Lamprophyre mafique | Téphrite phonolitique | **V3IP** |
| **I3OM** | Minette | Boninite | **V3J** |
| **I3OK** | Kersantite | | |
| **I3OV** | Vogesite | | |
| **I3OS** | Spessartite | | |
| **I3CQ** | Monzogabbro quartzifère | | |
| **I3CR** | Monzogabbro foïdifère | | |
| **I3CF** | Monzogabbro foïdique | | |
| **I3AR** | Gabbro foïdifère | | |
| **I3AF** | Gabbro foïdique | | |
| **I3GQ** | Anorthosite quartzifère | | |
| **I3GR** | Anorthosite foïdifère | | |
| **I3Q** | Gabbronorite | | |
| **I3R** | Gabbronorite à olivine | | |
| **I3S** | Monzonorite | | |
| **I3T** | Anorthosite à hypersthène | | |

## Tableau 8 — Roches ultramafiques et ultrabasiques

| ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4 | | | |
|---|---|---|---|
| **I4** | **ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES** | **ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES** | **V4** |
| **I4A** | Hornblendite | Komatiite (> 18 % MgO) | **V4A** |
| **I4B** | Pyroxénite | | |
| **I4C** | Clinopyroxénite | Komatiite pyroxénitique | **V4B** |
| **I4D** | Webstérite | | |
| **I4E** | Orthopyroxénite | Komatiite péridotitique | **V4C** |
| **I4F** | Clinopyroxénite à olivine | | |
| **I4G** | Webstérite à olivine | Komatiite dunitique | **V4D** |
| **I4H** | Orthopyroxénite à olivine | | |
| **I4I** | Péridotite | Meimechite | **V4E** |
| **I4J** | Wehrlite | | |
| **I4K** | Lherzolite | Melilitite | **V4F** |
| **I4L** | Harzburgite | | |
| **I4M** | Dunite | Melilitite à olivine | **V4FO** |
| **I4N** | Serpentinite | | |
| **I4O** | Lamprophyre ultramafique | Roche volcanique ultramafique à melilite | **V4M** |
| **I4OS** | Sannaïte | | |
| **I4OC** | Camptonite | Picrobasalte | **V4G** |
| **I4OM** | Monchiquite | | |
| **I4OP** | Polzenite | Picrite | **V4H** |
| **I4OA** | Alnöite | | |
| **I4P** | Kimberlite | Foïdite | **V4I** |
| **I4PA** | Kimberlite (groupe I) | | |
| **I4PB** | Kimberlite (groupe II) | Néphélinite | **V4IN** |
| **I4Q** | Carbonatite | | |
| **I4QM** | Magnésiocarbonatite | Foïdite phonolitique | **V4IP** |
| **I4QC** | Calciocarbonatite | | |
| **I4QF** | Ferrocarbonatite | Foïdite téphritique | **V4IT** |
| **I4QA** | Aillikites | | |
| **I4QD** | Damtjernites (Damkjernites) | | |
| **I4R** | Lamproïte | | |
| **I4S** | Foïdolite | | |
| **I4T** | Melilitolite | | |

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

**Tableau 9 — Volcanites explosives**

| VOLCANITES EXPLOSIVES | | |
|---|---|---|
| ▼ | Pyroclastites/tuf - indifférenciés | **TU** |
| ▼x | Tuf à cristaux | **TX** |
| ▼r | Tuf lithique | **TI** |
| ▼l | Tuf à lapilli | **TL** |
| ▼ls | Lapillistone | **TO** |
| ▼b | Tuf à blocs | **TM** |
| ▼lb | Tuf à lapilli et à blocs | **TY** |
| ▼bl | Tuf à blocs et à lapilli | **TZ** |
| ▼e | Tuf à cendres | **TD** |
| ▼c | Tuf cherteux | **TC** |
| ▼g | Tuf graphiteux | **TG** |
| ▼s | Tuf soudé | **TS** |
| ▼h | Hyalotuf (Vitric tuff) | **TH** |
| ♦ | Brèche pyroclastique | **BP** |
| ∇ | Volcanoclastites* | **VC** |
| | etc. | |

Fragments

◒ Polygéniques

◡ Monogéniques

Exemples :

| | |
|---|---|
| V2▼x PG | Tuf intermédiaire, à cristaux de PG |
| V2▼lb◡ | Tuf intermédiaire, à lapilli et à blocs, monogénique |
| VID▼b◡ | Tuf dacitique, à blocs, monogénique |
| V▼c | Tuf cherteux |
| V▼ | Tuf indifférencié |

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

## Tableau 15 — Codification lithologique des sédiments

**S SÉDIMENTS** (roches sédimentaires indéterminées)

**S1 GRÈS** (terme général comprenant les arénites et les wackes)

**S1A** Grès quartzitique
**S1B** Grès feldspathique
**S1C** Arkose
**S1D** Grès arkosique
**S1E** Grès lithique
**S1F** Grès lithique subfeldspathique

**S2 ARÉNITE**

**S2A** Arénite quartzitique
**S2B** Subarkose
**S2C** Arkose
**S2D** Arénite arkosique
**S2E** Arénite lithique
**S2F** Sublitharénite

**S3 WACKE**

**S3A** Wacke quartzitique

**S3C** Wacke arkosique
**S3D** Wacke feldspathique
**S3E** Wacke lithique

**S4 CONGLOMÉRAT**

**S4A** Conglomérat monogénique
**S4B** Conglomérat monogénique «clast-supported»
**S4C** Conglomérat monogénique «matrix-supported»
**S4D** Conglomérat polygénique
**S4E** Conglomérat polygénique «clast-supported»
**S4F** Conglomérat polygénique «matrix-supported»
**S4G** Conglomérat intraformationnel
**S4H** Conglomérat intraformationnel «clast-supported»
**S4I** Conglomérat intraformationnel «matrix-supported»
**S4J** Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

## S5 BRÈCHE

**S5A** Brèche monogénique
**S5B** Brèche monogénique «clast-supported»
**S5C** Brèche monogénique «matrix-supported»
**S5D** Brèche polygénique
**S5E** Brèche polygénique «clast-supported»
**S5F** Brèche polygénique «matrix-supported»
**S5G** Brèche intraformationnel
**S5H** Brèche intraformationnel «clast-supported»
**S5I** Brèche intraformationnel «matrix-supported»

## S6 MUDROCK

**S6A** Siltstone
**S6B** Siltshale
**S6C** Siltslate
**S6D** Mudstone
**S6E** Mudshale
**S6F** Mudslate
**S6G** Claystone
**S6H** Clayshale
**S6I** Clayslate

## S7 CALCAIRE

**S7A** Calcilutite
**S7B** Calcisiltite
**S7C** Calcarénite
**S7D** Calcirudite
**S7E** Mudstone
**S7F** Wackestone
**S7G** Packstone
**S7H** Grainstone
**S7I** Boundstone
**S7J** Bafflestone
**S7K** Rudstone

## S8 DOLOMIE

**S8A** Dololutite
**S8B** Dolosiltite
**S8C** Dolarénite
**S8D** Dolorudite

## S9 FORMATION DE FER

**S9A** Formation de fer indéterminée
**S9B** Formation de fer oxydée
**S9C** Formation de fer carbonatée
**S9D** Formation de fer silicatée
**S9E** Formation de fer sulfurée

## S10 CHERT

**S10A** Chert oxydé
**S10B** Chert carbonaté
**S10C** Chert silicaté
**S10D** Chert sulfuré
**S10E** Chert graphiteux/carboné
**S10F** Chert ferrugineux
**SI0J** Jaspe (Jaspilite)

## S11 EXHALITE

## S12 ÉVAPORITE

**S12A** Halite
**S12B** Sylvite
**S12C** Anhydrite
**S12D** Gypse
**S12E** Sulfate

## S13 PHOSPHORITE

## SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

## Tableau 17A — Roches métamorphiques et tectoniques

| ROCHES MÉTAMORPHIQUES ET TECTONIQUES M | | |
|---|---|---|
| **M1** Gneiss | **M18** Cornéenne | |
| **M2** Gneiss rubané | **M20** Métatexite | spécifier le % du mobilisat et identifier la protolite |
| **M3** Orthogneiss | **M21** Diatexite | |
| **M4** Paragneiss | **M21A** Granite d'anatexie | |
| **M5** Gneiss quartzofeldspathique | | |
| **M6** Gneiss granitique | **M22** Migmatite | |
| **M7** Granulite (gneiss granulitique) | **M23** Agmatite | |
| **M8** Schiste | **M24** Cataclasite* | |
| **M9** Orthoschiste | **M25** Mylonite* | |
| **M10** Paraschiste | **M26** Brèche tectonique* | |
| **M11** Phyllade | | |
| **M12** Quartzite | | |
| **M13** Marbre (calcaire cristallin) | **M30** Tourmalinite | |
| **M14** Roche calco-silicatée | **M31** Coticule | |
| **M15** Roche métasomatique (incluant skarn ou tactite) | | |
| **M16** Amphibolite | | |
| **M17** Éclogite | | |

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

**Tableau 17B — Tectonites**

| TECTONITES T | |
|---|---|
| **T1** | Cataclasite |
| **T1A** | Brèche de faille |
| **T1B** | Microbrèche de faille |
| **T1C** | Gouge de faille |
| **T1D** | Pseudotachylite |
| **T1E** | Mylolisthénite |
| **T1F** | Brèche d'impact |
| **T1G** | Impactite |
| **T2** | Mylonite |
| **T2A** | Protomylonite |
| **T2B** | Orthomylonite |
| **T2C** | Ultramylonite |
| **T2D** | Phyllonite |
| **T2E** | Blastomylonite |
| **T3A** | Gneiss droit («Straight gneiss») |
| **T3B** | Gneiss porphyroclastique |
| **T3C** | Gneiss régulier |
| **T3D** | Gneiss irrégulier |
| **T4** | Brèche tectonique |
| **T4A** | Mélange tectonique |
| **T4B** | Brèche tectonique à matrice de marbre («Marble tectonic breccia») |

## Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

# CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

| CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES | | | | | | | | | | | | GRANULOMÉTRIE ET λ : PLIS | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Acanthite | AV | Chondrodite | HR | Greenockite | GK | Minéraux radioactifs | MR | Serpentine | ST | FOSSILES | YY | ...< 0.001 mm | 1 |
| Actinote | AC | Chromite | CM | Grenat | GR | Molybdénite | MO | Sidérite(sidérose) | SD | Brachiopodes | YB | A . 0.001-0.01 mm .. | |
| Aeschynite - (Y) | EC | Chrysocolle | CY | Grenat-almandin | GA | Molybdite(dine) | MB | Sidérotil | SI | Bryozoaires | YZ | ...< 0.01 mm | 2 |
| Agate | AE | Chrysotile | CS | Grenat-andratite | GD | Monazite | MZ | Sillimanite | SM | Céphalopodes | YC | B . 0.01-0.05 mm | 3 |
| Aikinite | BP | Clevelandite | CI | Grenat-grossulaire | GG | Muscovite | MV | Smaltite/Smaltine | TW | Conulaires | YA | C .. 0.05-0.1 mm | 3 |
| Albite | AB | Clinopyroxène | CX | Grenat-pyrope | GY | Néphéline | NP | Samarskite | SK | Coraux | YX | D .. 0.1-0.2 mm | 3 |
| Allanite | AL | Clinozoïsite | CZ | Grenat spessartine | GS | Oligoclase | OG | Smithsonite | ZO | Crinoïdes | YR | ...< 0.2 mm | 4 |
| Altaïte | TP | Cobaltite | CE | Grenat-uvarovite | GU | Olivine | OV | Sodalite | SS | Échinodermes | YD | E .. 0.2-0.5 mm | 5 |
| Amazonite | AI | Columbite/Niobite | NB | Grunérite | GN | Or natif (visible) | Au | Spécularite | HS | Éponges | YE | F .. 0.5-1.0 mm | 5 |
| Améthyste | AH | Columbo-tantalite | TO | Gummite | GB | Orthoclase (orthose) | OR | Sphalérite | SP | Gastéropodes | YT | G ... 1-2 mm | 6 |
| Amiante (Asbestos) | AO | Cordiérite | CD | Gunningite | GI | Orthopyroxène | OX | Sphène/Titanite | SN | Graptolites | YG | H ... 2-5 mm | 6 |
| Amphibole | AM | Corindon | CN | Gypse | GE | Ottrelite | OL | Spinelle | SL | Ostracodes | YO | J ... 0.5-1 cm | 7 |
| Andalousite | AD | Cosalite | PI | Halite | HL | Oxyde de fer | OF | Spodumène | SO | Pélécipodes | YP | K ... 1-3 cm | 7 |
| Andésine | AA | Covellite | CV | Heazlewoodite | HZ | Oxyhornblende | | Staurotide | SU | Plantes | YN | ... > 3 cm | 8 |
| Anhydrite | AY | Cubanite | CF | Hédenbergite | HG | (hornblende brune) | OH | Stéatite | TS | Poissons | YK | L | 3-10 cm |
| Ankérite | AK | Cuivre natif (visible) | Cu | Hématite | HM | Paragonite | PE | Stibine/Stibnite | SB | Stromatoïdes | YS | M | 10-30 cm |
| Annabergite | NG | Cummingtonite | CG | Hercynite | HC | Pechblende | PB | Stilbite(Heulandite) | HD | Stromatoporoïdes | YI | N | 30-100 cm |
| Anorthite | AN | Cuprite | CU | Holmquistite | HK | Penninite/Pennine | PT | Stilpnomélane | SE | Traces fossiles | YF | P | 1 m |
| Anthophyllite | AT | Digenite | DG | Hornblende | HB | Pentlandite | PD | Sulfures | SF | Trilobites | YL | Q | 1-2 m |
| Antigorite | AR | Diopside | DP | Hypersthène | HP | Perovskite | PK | Sylvanite | SV | | | R | 2-4 m |
| Apatite | AP | Disthène/Kyanite | KN | Iddingsite | IG | Perthite | PR | Szomolnokite | SZ | **DIVERS** | | S | 4-6 m |
| Argent natif (visible) | Ag | Dolomite | DM | Ilménite | IM | Petzite | PZ | Talc | TC | Bioclastes | XB | T | 6-10 m |
| Arsénopyrite | AS | Dravite | TG | Jade | JA | Phénacite/Phénakite | PA | Tantalite | TN | Ciment | XC | U | 10 m |
| Augite | AG | Dravite-Schorlite | DS | Jaspe | JP | Phlogopite | PH | Tellurobismuthite | TB | Hydrocarbures | XH | V | 10-20 m |
| Autunite | AU | Electrum | EM | Kaolinite | KL | Pistachite | PC | Tennantite | TT | Liant | XL | W | 20-50 m |
| Awaruite | NF | Enargite | EG | Klokmannite | KK | Plagioclase | PG | Tétradymite | TD | Lithoclastes | XR | Y | 50-100 m |
| Axinite | AX | Enstatite | ES | Kornérupine | KP | Pollucite | ZP | Tetrahédrite | TH | Matière organique | XG | Z | 100 m |
| Azurite | AZ | Epidote | EP | Krennerite | KR | Préhnite | PN | Thorianite | TR | Matrice | XM | X | Autres |
| Barytine | BR | Eudialyte | EU | Labradorite | LB | Pumpellyite | PP | Thorite | TI | Oncolites | XT | | |
| Bastnaesite | BA | Euxénite - (Y) | EX | Lawsonite | LS | Pyrite | PY | Topaze | TZ | Oolites | XO | | |
| Béryl | BL | Fayalite | FA | Lépidolite | LP | Pyrochlore | PM | Torbernite | TU | Pellets | XP | | |
| Biotite | BO | Feldspath vert/brun | FV | Leucite | LC | Pyrolusite | PS | Tourmaline | TL | Péloïdes | XD | | |
| Bismuthinite | BM | Feldspath | FP | Leucoxène | LX | Pyrophyllite | PL | Tourmaline zincifère | TA | Autres | XX | | |
| Bismutite | BS | Feldspath noir | FN | Limonite | LM | Pyroxène | PX | Trémolite | TM | | | | |
| Bornite | BN | Feldspath potassique | FK | Magnésite | MN | Pyrrhotite(Pyrrhotine) | PO | Uraninite | UR | | | | |
| Boulangerite | BG | Feldspathoïde | FD | Magnétite | MG | Quartz | QZ | Uranophane | UP | | | | |
| Brochantite | BH | Fergusonite | FS | Malachite | MC | Quartz bleu | QB | Uranothorite | UT | | | | |
| Brucite | BC | Fibrolite | FB | Marcasite | MS | Riebeckite | RB | Vallerite | VL | | | | |
| Bytownite | BT | Fluorite (fluorine) | FL | Mariposite | MT | Rozénite | RZ | Vermiculite | VR | | | | |
| Calaverite | CA | Forstérite | FO | Mélilite | ME | Rutile | RL | Vésuvianite | VV | | | | |
| Calcite | CC | Franklinite | FR | Mésoperthite | MP | Samarskite-(Y) | UL | Violarite | VO | | | | |
| Carbonate | CB | Freibergite | FG | Mica | MI | Sanidine | SA | Willemite | WM | | | | |
| Chabazite (Chabasite) | ZB | Fuchsite | FC | Microcline | ML | Sapphirine | SH | Wilsonite | WS | | | | |
| Chalcocite(ne) | CT | Gahnite | GH | Millerite | NS | Scapolite | SC | Wolframite | WF | | | | |
| Chalcopyrite | CP | Galène | GL | Minéraux argileux | MA | Scheelite | SW | Wollastonite | WL | | | | |
| Chert | CH | Gédrite | GT | Minéraux décoratifs | MD | Schorlite(Schorl) | TF | Wulfenite | WN | | | | |
| Chloanthite | CO | Glaucophane | GC | Minéraux lourds | MX | Sélénite | SG | Zéolite | ZL | | | | |
| Chlorite | CL | Goethite | GO | Minéraux mafiques | MF | Sélénium | Se | Zincite | ZN | | | | |
| Chloritoïde | CR | Graphite | GP | Minéraux opaques | OP | Séricite | SR | Zircon | ZC | | | | |
| | | | | | | | | Zoïsite | ZS | | | | |

# Tableau 19 — Codes mnémoniques — Structures, textures et autres

## CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

### STRUCTURES, TEXTURES ET AUTRES

|  |  |
|---|---|
| Aciculaire | AC |
| Adcumulat | AD |
| Affleurement caractérisé par le plissement | AA |
| Agmatitique | AT |
| Alaskitique | AL |
| Altéré | AE |
| Amas arrondis (globulaires) | AO |
| Amas irréguliers | AI |
| Amiboïdal(e) | AB |
| Amygdalaire | AM |
| Anastomosé | AN |
| Antirapakivi | AR |
| Aphanitique | AP |
| Arborescent | AS |
| Autoclastique | AU |
| Bancs (en) | BA |
| Bandes de cimentation | BM |
| Basal(e) | BS |
| Birds eyes | BE |
| Biseau | BI |
| Blocs (à) | BL |
| Bordure/limite de coulée | BU |
| Bothryoïdal | BV |
| Boudinage | BO |
| Brèche à coussins ordinaires isolés | BC |
| Brèche à coussins peu serrés | BG |
| Brèche à méga- coussins isolés | BF |
| Brèche à mini-coussins isolés | BB |
| Brèche de coulée/ brèche de lave | BQ |
| Brèche de coussins désagrégés/brisés | BH |
| Brèche de coussins fragmentés | BK |
| Brèche d'intrusion | BN |
| Brèche pyroclastique | BP |
| Bréchique/brèche | BR |
| Brèche tectonique | BT |
| Broyage | BY |
| Cailloux alignés «pebble stringers» | PK |
| Cailloux 4-64mm | CA |
| Cannelure | CN |
| Cataclastique | CQ |
| Cendres (à) | CE |
| Centre volcanique/ faciès proximal | VP |
| Cheminée d'alimentation (dyke nourricier) | DN |
| Cheminée volcanique | CV |
| Chenal | CH |
| Chenalisé | CG |
| Chenal d'érosion (à) | CD |
| Cisaillé(e) | CS |
| Colloforme | OL |
| Columnaire/(joints en colonnes) | JC |
| Concrétion(s) nodules | CC |
| Convolutions (à) | CB |
| Coronitique | KO |
| Coulée | CL |
| Coulée coussinée à noyaux saussuritisés | NC |
| Coulée fragmentée | FZ |
| Coulée massive | CK |
| Coulée massive à noyaux saussuritisés | NM |
| Coulée massive à surface coussinée | CZ |
| Coulées massives grenues et/ou parties basales grenues de coulées | CW |
| Coussiné (coussins) | CO |
| Coussins allongés | XP |
| Coussins aplatis | FP |
| Coussins en molaire | MD |
| Coussins fragmentés | CF |
| Coussins isolés | CI |
| Coussins jointifs | CJ |
| Crescumulat | CT |
| Cristalloblastique | CR |
| Cristaux (en) | CX |
| Cryptalgaire | CP |
| Cumulat (à) | CU |
| Cumulite | CM |
| Cupules («dish struc.») | DS |
| Cyclique | CY |
| Dendritique | DT |
| Désagrégés/brisés | DG |
| Diabasique | DQ |
| Diablastique | DB |
| Diaclasé | DC |
| Direction d'écoulement de coulée | DE |
| Direction de courant | DR |
| Discordance | DD |
| Disséminé | DI |
| Drusique | DK |
| Dunes | DU |
| Échappement (structure d') | SB |
| Écharde | ED |
| Écoulement (structure d') | EO |
| Effondrement (structure d') | EF |
| Empreinte de cannelures | EL |
| Empreinte de charge («load cast») | EC |
| Empreinte d'impact | EI |
| Enclave | EN |
| Encroûtement («crustification») | EM |
| En échelon | EE |
| En festons | ES |
| En apophyse | AY |
| Épiclastique | EP |
| Équigranulaire | EQ |
| Excroissances | ER |
| Extrusif (ve) | EX |
| Faille intra-formationnelle | FJ |
| Faille synvolcanique | FV |
| Fentes de dessication | FD |
| Fente de refroidissement | FM |
| Fibreux (se) | FI |
| Fibroblastique | FB |
| Filonien | FN |
| Filons-couches cogénétiques (synvolcaniques) | FH |
| Flammes | FE |
| «Flaser» | FS |
| Flué, par fluage - fluidal | FL |
| Fluidal(e) (à structure) | FL |
| Flûte déformée par surcharge | FX |
| Flûte («flutecast») | FT |
| Folié(e) | FO |
| Fossilifère | FF |
| Fracturé(e) | FA |
| Fractures radiales dans les coussins | FC |
| Fragmenté(e) | FG |
| Fragments allongés «monomictic»/ monogéniques | FW |
| Fragments allongés «polymictic»/ polygéniques | FU |
| Fragments aplatis «polymictic»/ polygéniques | FK |
| Fragments aplatis «monomictic»/ monogéniques | FQ |
| Framboïdal | RB |
| Frites («pencil structure») (en crayons) | FR |
| Galets (à) (64-256 mm) | GA |
| Géode | GE |
| Gloméroblastique | GB |
| Gloméroclastique | GC |
| Gloméro-cristallin(e) | GX |
| Gloméro-porphyrique | GH |
| Gneiss à crayons | NR |
| Gneiss droit («straight gneiss») | GD |
| Gneissique | GS |
| Gradation densimétrique | GW |
| Gradation granulométrique | VG |
| Grains fins (à) -roches ignées < 1 mm | GF |
| Grains grossiers (à) - roches ignées > 5 mm | GG |
| Grains moyens (à) -roches ignées 1-5 mm | GM |
| Grains très fins | GT |
| Grains très grossiers | GO |
| Granoblastique | GR |
| Granoclassement inverse | GI |
| Granoclassement inverse suivi de normal | GJ |
| Granoclassement normal suivi d'inverse | GK |
| Granoclassement normal | GN |
| Granoclastique | GQ |
| Granophyrique | GY |
| Granules (à) (2-4 mm) | GU |
| Graphique | GP |
| Griffon | GV |
| «Harrisitic» | HA |
| Hélicitique | HE |
| Hétéradcumulat | HU |
| Hétéroblastique | HB |
| Hétérogène | HK |
| Hétérogranulaire | HG |
| Holocristallin(e) | HC |
| Holohyalin(e) | HH |
| Holoieucocrate | HL |
| Holomélanocrate | HM |
| Homéoblastique | HQ |
| Homogène | HJ |
| Homotactique | HT |
| Hyaloclastites | HY |
| Hyaloclastites remaniées | HR |
| Hyalopilitique | HP |
| Hyalotuf | TH |
| Hypidiomorphe | HD |
| Hypocristallin(e) | HX |
| Idiomorphe | ID |
| Imbrication de cailloux, blocs | IM |
| Imprégnation | IP |
| Intergranulaire | IG |
| Intersertale | IS |
| Intraclastes(à) | IT |
| Intraformationnel(le) | IR |
| Intrusif(ve)/ injection | IU |
| Iridescence | IC |
| Isolés | IL |
| Joints en colonnes | JC |
| Karstique | KR |
| Labradorescence | LU |
| Laminaire (laminé) | LA |
| Laminations convolutées | LC |
| Laminations cryptalgaires | CP |
| Laminations ondulantes | LO |
| Laminations ondulantes lenticulaires | LL |
| Laminations obliques | LQ |
| Laminations parallèles | LP |
| Lapillistone | TO |
| Lapilli (à) | LI |
| Lattes (en) | LT |
| Lave/coulée de lave | LV |
| Lave en blocs | LK |
| Lenticulaire | LE |
| Lépidoblastique | LF |
| Leucocrate | LX |
| Leucosome | LS |
| Lité(e), stratifié(e) | SA |
| Lits amalgamés | AG |
| Lits d'épaisseur moyenne (10 à 25 cm) | LN |
| Lits épais (>25 cm) | LG |
| Lits lenticulaires | LD |
| Lits minces (1-10 cm) | LM |
| Lobe | LB |
| Massif(ve) | MA |
| Mégacoussins (à) | MC |
| Mégaporphyrique | MP |
| Mélanocrate | MX |
| Mélanosome | MS |
| Mésocrate | MK |
| Mésocumulat | MF |
| Métamorphisé | ME |
| Miarolitique | ML |
| Micritique | MT |
| Microbrèche | MB |
| Microlitique | MI |
| Microporphyrique | MR |
| Minicoussins (à) | MU |
| Mobilisat | MZ |
| Monogénique «Monomictic» | MM |
| Mosaïque | MO |
| Mylonitique | MN |
| Myrmékitique | MY |
| Nébulitique | NB |
| Nématoblastique | NE |
| Néosome | NS |
| Nodulaire | NO |
| Noyaux | NY |
| Ocellaire | OC |
| Oeillé(e) | OE |
| Oikocryst (à) | OI |
| Oolitique | OO |
| Ophitique | OP |
| Orbiculaire | OR |
| Orthocumulat | OU |
| Paléosome | PS |
| Paléosurface d'érosion | PE |
| Panidiomorphe | PA |
| Patron d'interférence | PV |
| Pegmatitique | PG |
| Pellets (à) | PL |
| Péloïdes | PD |
| Perlitique | PT |
| Peu serrés («loosely packed») | LR |
| Phanéritique | PH |
| Phénocristique | PI |
| Plis ptygmatiques | PZ |
| Plutonique | PU |
| Poecilitique | PC |
| Poeciloblastique | PB |
| Polygénique/ «Polymictic» | PM |
| Ponce | PN |
| Porphyre | PP |
| Porphyrique | PO |
| Porphyroblastique | PQ |
| Porphyroclastique | PJ |
| Prismatique | PX |
| Protoclastique | PF |
| Pyroclastique | PR |
| Radeaux (en) | RO |
| Rapakivique | RK |
| Remanié(e) | RN |
| Remplacement | RL |
| Réniforme | RF |
| Réticulé(e) | RE |
| Rides de courant | RC |
| Rides de plage | RP |
| «Rill mark(s)» | RM |
| «Rip-up clast(s)» | RI |
| Ruban de quartz | RQ |
| Rubané(e) | RU |
| Rubanement concentrique | RA |
| Rubanement de diffusion («Liesegang rings») | LJ |
| Rubanement symétrique | RS |
| Rubanement tectonique | RT |
| Saccaroïdale (granoblastique) | SD |
| Schisteux | SC |
| «Schlieren» | SH |
| Scoriacé(e) | SR |
| «Shatter» cone | SV |
| «Slump» | SL |
| Sommital(e) | SM |
| Sphérolitique | SP |
| Spinifex (à) | SX |
| Stockwerk | SW |
| Stratifications entrecroisées de fosse | SF |
| Stratifications/ laminations obliques planaires | SN |
| Stratifications/ laminations obliques tangentielles | SQ |
| Stratifié(e) | ST |
| «Streaky» mafiques en trait | SG |
| Stratiforme/ stratifié | ST |
| Stratoïde («stratabound») | SJ |
| Strie | SI |
| «Stromatic» | SK |
| Stromatolitique | SU |
| Structure de percement («piercement») | ET |
| Structure «Durchbewegung» | DW |
| Structure en cocarde (crustification dans brèche, «cockade») | PY |
| Structure en peigne («comb») | PW |
| Stylolites | SY |
| Subophitique | SO |
| Surface d'érosion | SE |
| Tabulaire | TA |
| Talus (de) | TT |
| Tectonique | TE |
| Tectonite en L | YL |
| Tectonite en L/S | YZ |
| Tectonite en S | YS |
| Tectonite hétéroclastique | YH |
| Tectonite homoclastique | YM |
| Traces fossiles (trous de vers, etc.) | TF |
| Trachytique/ trachitoïde | TR |
| Trempe (de) | TP |
| Tuf à blocs | TM |
| Tuf à blocs et à lapilli | TZ |
| Tuf à cendre | TD |
| Tuf à cristaux | TX |
| Tuf à lapilli | TL |
| Tuf à lapilli et à blocs | TY |
| Tuf cherteux | TC |
| Tuf graphiteux | TG |
| Tuf lithique | TI |
| Tuf soudé | TS |
| Tufacé | TU |
| Turbidite (voir guide des géofiches) | TB |
| Variolitique | VA |
| Veiné(e) | VN |
| Vésiculaire | VE |
| Vitreux(se) | VI |
| Volcanique | VO |
| Volcanoclastites | VC |
| Xénoblastique | XB |
| Xénomorphe | XM |
| Autres | XX |

### SÉQUENCE : Q...

|  |  |
|---|---|
| Suite désor. de couches d'épaisseur inconstante | QA |
| Suite désor. de couches d'épaisseur constante | QB |
| Rythme régulier de couches d'épaisseur inconstante | QC |
| Rythme régulier de couches d'épaisseur constante | QD |
| Rythme irrégulier de couches d'épaisseur inconstante | QE |
| Rythme irrégulier de couches d'épaisseur constante | QF |
| Cycles complets | QG |
| Cycles incomplets | QH |
| Autre | QX |

### RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

|  |  |
|---|---|
| Interdigitation avec | 0 |
| Sus-jacent | 1 |
| Sous-jacent | 2 |
| En contact net avec | 3 |
| En contact diffus avec | 4 |
| En contact trans. avec | 5 |
| En contact discor. avec | 6 |
| Intrusif dans | 7 |
| En enclave dans | 8 |
| Autre | 9 |

**INFORMATION AVAILABLE UPON REQUEST**
**SUBMITTED TO VIRGINIA MINES INC.**

**info@minesvirginia.com**

**Toll free number: 800 476-1853**

# *Appendix 3 : Drill Logs*

**INFORMATION AVAILABLE UPON REQUEST**
**SUBMITTED TO VIRGINIA MINES INC.**

**info@minesvirginia.com**

**Toll free number: 800 476-1853**

# *Appendix 4 : Certificates of analysis*


I2-V2[PO]
WB-11-33
15.30 g/t Au / 1.0m
I1C[PO]
CDC48299
CDC47294
WB-11-34
WB-11-35
VIRGINIA MINES INC.
WABAMISK PROPERTY
Compilation map - Isabelle Showing
MAP 1
Produced by : Geonordic Technical Services
Waba-2011-43101-Map1.wor
Drawn by : Annie Brisebois
Supervised by : David Vachon
Approved by : Jean-François Ouellette
Scale 1 : 1,000
LEGEND
2011 Drill hole
Previous Drill hole
Best result
Outcrop, boulder
Previous till sample
Total of gold grains
Trench
Grid
Claim (CDC)
IP Anomaly



350 E
400 E
450 E
500 E
550 E
600 E
650 E
700 E
750 E
250
200
150
100
50
0
Casing
V3
WB-11-35


| DRAWN BY | DATE | SERVICES TECHNIQUES GEONORDIC |
|---|---|---|
| REVISED BY | DATE | Virginia Mines Inc. |
| SCALE 1:500 | | Wabanisk Project<br>Isabelle (Az 290)<br>(Au PPB)<br>Looking South |
| DWG S0000N | | |



WB-10-19
WB-10-20
WB-11-34
WB-10-15
WB-10-14
Casing
350 E
400 E
450 E
500 E
550 E
600 E
650 E
700 E
750 E
250
200
150
100
50
0
DRAWN BY
DATE
REVISED BY
DATE
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc.
Wabamisk Project
Isabelle (Az 290)
(Au PPD)
Looking South
SCALE 1:500
DWG S0100N


350 E
400 E
450 E
500 E
550 E
600 E
650 E
700 E
750 E
250
200
150
100
50
0
-50
Casing
VD-11-22
DRAWN BY
DATE
REVISED BY
DATE
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc.
Wabamisk Project
Isabelle (Az 290)
(Au PPB)
Looking South
SCALE 1:500
DWG S0225N
10.0
0
10.0
20.0m



237.5
250.0
262.5
350 E
400 E
450 E
500 E
550 E
600 E
650 E
700 E
750 E
250
200
150
100
50
0
-50
Casing
WD-10-25
WD-11-33
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc.
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:500
DWG S0250N
Wabamisk Project
Isabelle (Az 290)
(Au PPB)
Looking South


500 W
550 W
600 W
650 W
700 W
750 W
800 W
850 W
900 W
950 W
1000 W
250
200
150
100
50
0
SERVICES TECHNIQUES GEONORDIC
Virginia Mines Inc.
SCALE 1:500
DWG S2200N
Wabanisk Project
Regional (Az 310)
(Au PPB)
Looking South



500 W
550 W
600 W
650 W
700 W
750 W
800 W
850 W
900 W
950 W
1000 W
250
200
150
100
50
0


| | |
|---|---|
| DRAWN BY / DATE | SERVICES TECHNIQUES GEONORDIC |
| REVISED BY / DATE | Virginia Mines Inc. |
| SCALE 1:500 | Wabanisk Project<br>Regional (Az 310)<br>(Au PPB) |
| DWG S3200N | Looking South |